UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

ONEPAK, INC.

(Exact name of business issuer as specified in its charter)

Nevada	20-2649978
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

56 Main Street, 2nd Floor, P.O. Box 130, Orleans, Massachusetts	02653
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 508-247-9200

Securities to be registered pursuant to Section 12(b) of the Act:

(Title of each class to be so registered)	(Name of each exchange on which each class is to be registered)
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

$0.001 par value common shares

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” Accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

This registration statement on Form 10 includes forward-looking statements within the meaning of the Securities and Exchange Act of 1934 (“The Exchange Act”). These statements are based on Management’s beliefs and assumptions and on information currently available to Management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. Forward-looking statements include statements in which words such as “expect”, “anticipate”, “intend”, “plan”, “believe”, “estimate”, “consider” or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risk, uncertainties and assumptions. The Company’s future results and shareholder value may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undo reliance on any forward-looking statement.

ITEM 1.	BUSINESS DESCRIPTION.

OnePak, Inc. (“OnePak” or the “Company”) is a Nevada Corporation which was formed in 2005, specializing in the new regulatory-driven niche of e-waste collection. The Company provides online and onsite information technology to manage the process of packaging and transporting used computer equipment, consumer electronics and other hazardous or sensitive electronic waste for reuse and recycling. Since its inception, OnePak has not been involved in any bankruptcy, receivership or similar proceedings. In addition, the Company has not been involved in any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business.

ONEPAK’S PRINCIPAL PRODUCTS AND SERVICES.

OnePak, Inc. started out as a distributor of shipping supply kits for aftermarket electronics and consumer goods in 2005, and has grown into a full-service logistics information service provider serving the corporate and consumer markets. The Company’s services include information processing, mobile scanning and tracking systems, return shipping solutions, end-to-end reverse logistics management and online reporting technologies.

OnePak’s primary clients are computer and electronics manufacturers, remarketers and recyclers, and the logistics companies that serve them. The Company helps businesses comply with new data security and “green” regulatory mandates affecting the safe transport and ecological disposal of obsolete electronics. In addition, the Company helps consumers dispose of unwanted electronics by providing a convenient return mechanism to manufacturers and recyclers.

Most of the Company’s services are specially engineered for collecting and transporting computers and other electronics as an effective “greentech” collection solution for the recycling of obsolete electronics. By creating an efficient means for large corporations to recover used electronics for resale or recycling, OnePak helps keep tons of e-waste out of landfills.

OnePak’s mission is to become the recognized industry leader in reverse logistics management technology used in the collection and recovery of electronics at the end-of-lease or end-of-life. The market for this technology is driven by environmental regulation, as well as the aftermarket for consumer electronics and computer technology that still has recoverable value after its primary useful life.

“Reverse logistics” refers to the process of collecting and transporting goods from end users back to manufacturers, retailers or service providers. Reverse logistics management technology market opportunities include packaging, shipping and tracking requirements for consumer-to-business and business-to-business programs for electronics return, repair, trade-in, reuse and recycling, as well as corporate programs for I.T. asset repair, redeployment and retirement.

The Company provides distinctive value by combining unique “kit” shipping supply products with online ordering and tracking technologies that result in improved convenience and economy for customers. OnePak provides a fast, easy, economical way for businesses to access “right-sized” quantities of high-quality shipping supplies, often combined with postage, packing services, carrier pick-up, or other added-value products and services.

Some of OnePak’s products are purchased directly by the end user for their intrinsic value, while others are “sponsored” by companies wishing to bundle them with higher ticket services. An example of this would be a computer manufacturer that provides OnePak products and services to its customers so they can return their used computers for repair or recycling.

REVERSE LOGISTICS MANAGEMENT TECHNOLOGY.

When used electronics, or “I.T. assets”, are collected at the end-of-lease or end-of-life, there is often little visibility or accountability in the process. Hand-written data gathered onsite is not legible, accurate, nor accessible online. OnePak’s OneView Asset Management and Tracking SystemTM solves this industry problem by capturing and reporting high quality data throughout the I.T. asset collection process, translating that data into actionable information, and sharing that information with all parties involved in the process. This proprietary, patent-pending business method involves a complete system that includes front end data capture technology, operational middleware for managing logistics through an online portal, and back end database reporting technology.

The OneView Asset Management and Tracking System (TM)provides tools to act upon the business intelligence gleaned from I.T. asset recovery program data. OnePak created the OneView online portal as an online access point to the OneView System for its corporate customers to record, manage and share information about each asset recovery job with any party that needs to know the status of that job.

Corporate customers using the OneView portal include e-waste recyclers, leasing companies, computer manufacturers and logistics providers who need an efficient means of managing the asset recovery process, including online order entry, asset tracking and dispatch of crews for onsite packing. Other portal customers are I.T. asset managers for large corporations who routinely need shipping kits sent to remote locations for assets that will be redeployed, repaired, or shipped at the end-of-lease or end-of-life.

The OneView online portal makes information available about a range of current projects, including a single shipping kit sent to a customer, in which the outbound and return tracking numbers, as well as delivery status is available; or recent asset recovery jobs, in which the portal would display the job number, client’s name, site location, what needs to be done next, percent completed, whether a technician has been scheduled, the date and count of assets that were picked up, and in-transit tracking and delivery data. By clicking on the job number, the user can access details of the job, right down to the number and type of assets per pallet, which is traditionally not available in the industry. Third party logistics providers use the portal as a means for their call center staff to schedule and manage onsite crews performing asset data capture and packing services, load consolidation and delivery.

The OneView System is the foundation for all other product and service offerings, including:

SCANPAK(TM) MOBILE SCANNING SOLUTION

As the front end of the OneView System, OnePak developed ScanPak software to run on a handheld computer equipped with a digital camera and barcode scanner. Devices running ScanPak software digitally capture asset data onsite at the time of pickup.

The ability to capture and track asset-level data such as serial numbers and cosmetic condition is an illusive goal in the I.T. asset recovery industry. This data is important because I.T. asset managers need to account for every asset that is released to a recycler; recyclers need to account for every asset that is received and processed; OEMs often need to account for every old asset removed from the client’s site to be recycled as part of environmental compliance; and logistics providers need to account for each asset picked up and delivered to reduce claims for missing, wrong and damaged assets in transit.

OnePak developed a ScanPak kit as a mobile scanning solution that consists of a handheld device loaded with OnePak’s proprietary software, a supply of uniquely numbered, bar-coded asset labels and other supplies to be deployed in a secure case to any job location on demand. Using a ScanPak kit, onsite asset data captured by the scanner is transmitted via broadband connection to the OneView database and viewable through the OneView portal. ScanPak kits can be leased to logistics providers that want to offer this premium level of I.T. asset recovery to their customers. This arrangement results in additional fee-based use of the OneView System.

CERTIFIED I.T. ASSET COLLECTION SERVICE(SM)

This service provides skilled onsite packing technicians who have been trained and certified by OnePak to use the ScanPak software to properly record and pack used computers, monitors, printers, telephones and other used electronic assets. OnePak has partnered with leading logistics providers to send ScanPak kits with their trucks that are dispatched to pack and pickup I.T. assets for OnePak’s clients. This service constitutes a turnkey solution, combining unparalleled asset data capture and tracking with top logistics services. It comprises ScanPak software deployed in ScanPak kits, connected to the OneView System. Each shipment is tracked online from booking, to pickup, to delivery using the OneView tracking system.

CERTIFIED (SM) onsite services can include any of the following:

•	Inventory count and recording

•	Bar code scanning / serial number capture

•	Digital photography of damaged assets

•	Palletizing / packaging of assets

•	Coordinating / tracking freight pickup, transit and delivery

REPAK(TM) SHIPPING KITS & SUPPLIES

OnePak offers shipping supplies specifically designed for convenience, economy and ease of use for computers and electronics. A OnePak kit includes all the materials needed to self-package the customer’s item including quality corrugated boxes with peel-off adhesive sealing strips. Commercial grade inflatable packaging material, adhesive plastic pouches for shipping labels, and other helpful items make the process much easier than conventional materials. The customer also benefits from the convenience of online ordering and the products are delivered directly to the customer location.

The Company also provides pallet-sized collection bins for bulk quantities of e-waste. This program, called PalletPak, allows customers to order the collection bins to be delivered first, then later order competitively priced pickup and freight services using the same online interface.

OnePak’s hybrid product line and individualized fulfillment process was designed to be most in line with emerging pack and ship needs for product returns, repair and remarketing. Although it is not the primary focus or the largest growth opportunity, the Company continues to operate its original shipping kit fulfillment business which has been in operation since inception. The OnePak solution comprises a niche market product line of five RePak (TM)shipping kits specifically designed for individual resale or returns of aftermarket consumer goods, automated online ordering, and an efficient fulfillment and distribution process that is fully outsourced and automated. OnePak’s management believes that its product and service offering is unique and particularly useful in the I.T. asset recovery industry. While many recyclers and logistics providers have solutions for routine projects with multiple pallets, few have an efficient means to collect small numbers of old electronics (generally less than ten per location), and OnePak’s ability to fulfill just one or only a few individual shipping kits on demand to multiple locations has proven to be a unique, complementary service marketable to OEMs, recyclers and logistics providers alike.

ONERETURN (TM) ONLINE RETURN CENTER

OnePak’s specialized technology for product returns and reverse logistics has led to the development of an online return center concept for companies to provide to their customers. The online service center provides customers with the ability to send individual pieces of equipment back for repair, recycling or remarketing. Users can print prepaid return labels, then track and manage their returns through a single, easy-to-use web site developed, hosted, and supported by OnePak. OnePak worked with a global package carrier and an OEM to effectively build an online “bridge” between the OEM’s order management system and the carrier’s master tracking system.

The online return center concept not only provides a one-stop approach for OEMs, recyclers, remarketers and repair centers for consumer electronics, but it creates another sales channel for the Company’s RePak shipping kits by utilizing existing order placement, tracking and fulfillment technologies already in place. The opportunity exists to roll similar services out to many companies individually, as well as to host a single web site to serve multiple companies or brands that could be promoted to the general public for use in product returns for broad categories of products such as laptops, computers or small consumer electronics.

SECUREPAK(TM) HARD DRIVE LOCKBOX TRANSPORT

This service provides a safe, cost-effective, and insured way to transport invaluable used hard drives or backup tapes containing sensitive data to a recycler or information storage company. The SecurePak offering includes:

•	Onsite electronic serial number capture and inventory of hard drives

•	Military grade lockboxes

•	Optional secure truck transport service

•	Optional GPS tracking of lockbox

•	Optional secure hard drive destruction (if client has no recycler)

•	Online posting of Certificates of Destruction

In addition, each lockbox containing hard drives is insured for $1 million against fraud and identity theft. SecurePak (TM) is suited for banks, hospitals, government agencies, retail or any business with sensitive client and company data and a commitment to privacy, and is a natural service to be resold by data destruction firms and recyclers who need a means to reach clients typically outside their service area. The Company’s ability to dispatch a lockbox on demand that will safely transport up to 74 hard drives not only extends the geographic reach of these resellers, but also eliminates any minimum order that is often a barrier to sale for them.

MARKETING.

OnePak currently markets its products online and through channel partners, including logistics providers who want to add onsite scanning and asset tracking to their mix of services, and recyclers who need to differentiate their services through improved accountability and visibility.

OPERATIONS.

OnePak is primarily designed with the objective of being able to run in an automated, self-sustaining manner in which orders involve electronic rather than human processes. Operationally, the Company has been carefully designed from the beginning to have a highly scalable operation by outsourcing all manufacturing, assembly, warehousing and fulfillment services for its shipping kits. Similarly, the logistics management technology works as an engine for order processing and tracking with little human intervention needed for high volume business.

Because of this technology-driven business architecture, OnePak enjoys excellent scalability without a commensurate increase in costs or personnel. The Company’s portal, its online return center, and its “store” for shipping kits are all driven by servers that are open 24 hours per day to customers all over the country and have the ability to process hundreds of orders per second without any changes. The outsourced production and fulfillment operation for shipping kits has very low minimums and can ramp up to as many as 50,000 orders per day without increasing staff or machinery. The Company has an infrastructure in place that is equivalent to hundreds of employees and hundreds of millions of dollars in equipment, without any of the associated risk or overhead.

COMPETITION.

OnePak faces industry competition of varying types depending on market segment. Of the Company’s two primary markets, consumer and business, the market that has the fewest competitors and the lowest barriers to entry is the business market.

The consumer markets for pack and ship services are well established and very competitive. In the consumer market, the Company would be facing direct competition from extremely large consumer shipping concerns, such as UPS and FedEx-Kinkos. In addition, there are numerous retail outlets that can provide shipping supplies to a consumer. Although the OnePak shipping solution is available to the consumer, OnePak does not view the consumer market as a viable target for the Company’s marketing.

In the business market, as with the consumer market, there are large corporations in place that are serving the business community with basic reverse logistics capabilities, such as UPS Supply Chain Solutions. There are two types of competitors in the business market that compete with various OnePak services:

•	Technology companies serving the logistics industry that sell transportation management systems (competing with the OneView (TM) reverse logistics management system).

•

Logistics providers that serve the general business market for reverse logistics, including some e-waste transport or those that are focused on this market (competing with Certified I.T. Asset Collection Service(SM)).

The Company’s management believes that it can establish a niche market within this highly competitive market, due to its integrated approach to the repack and reship market and its focus on providing business intelligence and information-based reverse logistics management tools for e-waste collection and transportation.

The Company’s management believes that the Company should place a majority of its efforts in capturing the dominant position of the e-waste collection and recycling market. Although it has several major competitors within the market, this market is addressing a newly created need that the Company expects will be expanding substantially as a result of governmental regulations and the heightened consciousness of consumers with respect to their need to recycle computers and other electronics.

Management is of the opinion that its web-based approach to e-waste recovery will create a convenient, accessible medium to access the Company’s products and services, thus driving demand.

GOING CONCERN.

As shown in the accompanying financial statements, OnePak incurred net loss chargeable to common shareholders of $774,986 for the nine months ended September 30, 2009 and has total accumulated deficits of $3,670,615 as of that date. These conditions create an uncertainty as to OnePak’s ability to continue as a going concern. Management is trying to raise additional capital through various funding arrangements. If the Company is unable to successfully obtain additional financing, it will not have sufficient cash to continue operations. The Company will need to raise additional funds from either one or a combination of additional financings or otherwise obtain capital, in order to satisfy its future liquidity requirements. The financial statements do not include any adjustment that might be necessary if OnePak is unable to continue as a going concern.

SOURCES AND AVAILABILITY OF THE COMPANY’S PRODUCTS.

The only products inventoried by OnePak are the components that constitute OnePak’s shipping supply kits. These kits contain readily available supplies, such as cardboard boxes, pallets, printed products, tape, pens, etc. In the event that any of the Company’s suppliers were unable to produce its product in sufficient quantity for OnePak, OnePak would be able to reproduce any of the supplies within a few weeks.

DEPENDENCE ON MAJOR CUSTOMERS.

OnePak received a major boost in sales when it contracted with a global enterprise Original Equipment Manufacturer (OEM) to provide it with packaging and logistics for a complete asset recovery equipment collection program for used and off lease computers and monitors that were to be recycled or remarketed. Since inception of the contract in 2005 this OEM has accounted for more than 50% of the Company’s revenue. OnePak recognizes the risk of heavily relying upon one customer for future revenues. Management is actively working toward mitigating this business risk, as it continues to grow business and add new clients besides the global OEM.

OnePak’s management has entered into other agreements with clients for the utilization of the OneView System(TM) and continues in negotiations with major electronic suppliers with respect to its e-waste asset recovery program. The recent launch of onsite data capture services has expanded the prospective market for the Company’s services to include leasing companies that need such a service at the end of lease for I.T. assets. This new market has already yielded new customers that will further reduce the Company’s dependence on its largest OEM account.

INTELLECTUAL PROPERTY.

OnePak considers its intellectual property to be its primary competitive advantage. The Company has applied for a patent for the business method and process of managing and tracking I.T. assets using the Company’s proprietary software. It has secured a registered trademark for the OnePak brand and has secured marks for the various services that it offers, including ONEVIEW Asset Management and Tracking System (TM), CERTIFIED I.T. Asset Collection Service(SM), REPAK (TM) and PALLETPAK (TM) products, SECUREPAK (TM) Hard Drive Lockbox Transport and SCANPAK (TM) Mobile Scanning Solution. In addition, OnePak maintains proprietary software that has been developed to operate its OneView database and online portal, as well as its remote scanning capabilities. OnePak has retained patent counsel for the purpose of filing for patents to protect the Company’s newly developed intellectual property.

GOVERNMENTAL REGULATIONS.

OnePak’s business is not subject to any governmental regulations or licensing. It does, however, benefit from state environmental regulations and various federal regulations that are increasingly requiring specific disposal procedures for electronic waste and tracking procedures for assets storing sensitive data. Federal and state governments are recognizing the dangers of placing electronic waste into landfills. As of the time of this filing, eighteen states and New York City have passed laws requiring producers of electronic equipment to be accountable for disposing of or recycling their equipment at the end of its useful life. OnePak’s asset management and tracking tools help keep those companies accountable.

EMPLOYEES.

The Company continually maintains a fluid, low overhead structure through outsourcing all possible labor. At present, the Company has only one full time employee, Mr. Steven V. Andon, who is the President and CEO of the Company. The Company also employs 3 to 5 part-time and temporary employees who perform various services for the Company. Each of the employees works between 8 and 32 hours per week. All other services utilized by the Company are performed by consulting companies or outside contractors.

REPORT TO SECURITY HOLDERS.

OnePak intends to voluntarily send an annual report, or a Form 10-K in lieu of an annual report, to its shareholders. Said report will include audited financial statements for the prior year. At present, the Company’s registration is effective but it has yet to file any reports with the Securities and Exchange Commission other than this Form 10 filing. Commencing with the filing of this form, OnePak intends to commence filing quarterly reports and annual reports with the Securities and Exchange Commission, as well as appropriate interim reports, indicating material changes in the Company.

The public may read and copy materials filed by OnePak with the commission at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. The public may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. In addition, the commission maintains an internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the commission. The internet site is located at http://www.sec.gov. The Company’s internet site, where additional information can be viewed is located at http://www.OnePak.com.

ITEM 2.	FINANCIAL INFORMATION.

The following discussion of our financial condition and results of operations for the nine months ended September 30, 2009 and 2008 and the years ended December 31, 2008 and 2007, should be read in conjunction with our financial statements prepared in accordance with US GAAP and related notes included in “Item 15 - Financial Statements and Exhibits” below.

GOING CONCERN.

As shown in the accompanying financial statements, OnePak incurred net loss chargeable to common shareholders of $744,986 for the nine months ended September 30, 2009 and has total accumulated deficit of $3,670,615 as of that date. These conditions create an uncertainty as to OnePak’s ability to continue as a going concern. Management is trying to raise additional capital through various funding arrangements. If the Company is unable to successfully obtain additional financing, it will not have sufficient cash to continue operations. The Company will need to raise additional funds from either one or a combination of additional financings or otherwise obtain capital, in order to satisfy its future liquidity requirements. The financial statements do not include any adjustment that might be necessary if OnePak is unable to continue as a going concern.

LIQUIDITY.

As reflected in the accompanying financial statements, at September 30, 2009, the Company had $29,656 cash on hand and a stockholders’ equity of $230,735. To date, we have funded our operations primarily from private equity financings and short term borrowings. While we believe in the viability of our strategy to improve sales volume and in our ability to raise additional funds, there can be no assurances to that effect.

At September 30, 2009, we had $439,871 in total assets, compared to $628,886 at December 31, 2008. This was primarily due to the decrease of accounts receivable. Our inventories also decreased to $50,426 at September 30, 2009 from $68,318 at December 31, 2008 due to management’s efforts to reduce overhead costs by carrying less inventory. Our prepaid expenses decreased to $21,228 as we are expensing them ratably as operation expense.

At September 30, 2009, our total liabilities were $209,136 compared to $461,429 at December 31, 2008. Liabilities consist of accounts payable, loans payable and capital lease payable. Accounts payable decreased to $209,136 at September 30, 2009 from $247,639 at December 31, 2008 primarily due to $185,750 loans payable converted into common shares and pay off of the capital lease payable during this period.

The Company is now factoring specific invoices when it requires cash. The term of the financing is approximately 30 days and costs 2% of the invoice amount. The factoring option is responsible for the decrease in accounts receivable. The increased cash flow has permitted the Company to reduce its accounts payable as well. In addition, the Company was able to borrow an additional $200,000 on a short term basis during the first half of 2009. These loans were scheduled to become due between May 31, 2009 and October 20, 2009. However, during the third quarter of 2009, the lenders converted the loans and accrued interest into common share units at a conversion price of $0.75 per share.

At present, the revenues earned from sales are not sufficient to cover all of the Company’s liabilities. The Company has found it necessary to raise additional capital in order to continue to finance the operation through the next quarter. The current economic climate and early stage of the Company’s business makes conventional debt financing unavailable. Therefore, the Company has commenced a current private placement offering for units comprised of one $0.001 par value common share and one warrant to purchase an additional $0.001 par value common share at a price of $0.75 per unit. The Company is attempting to raise $3,000,000 through the private placement offering. Management believes that it will be able to raise equity or debt capital through private placements to finance operations until the Company’s cash flow becomes positive. The offering, which commenced on July 1, 2009, raised $68,500 during the three month period ended September 30, 2009. The Company also received $45,000 in subscriptions for Class B preferred stock in June 2009.

CAPITAL RESOURCES.

The model for the Company does not contemplate any material commitment for capital expenditures. At present, the Company plans to continue its business plan to expend a minimum amount of funds on capital projects and to outsource those services that would normally require a capital commitment. The major exception to this overall plan would be the continued requirement to purchase software from time to time.

RESULTS OF OPERATIONS.

The Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Revenues. Our revenues increased to $738,627 for the nine months ended September 30, 2009 from $423,143 for the nine months ended September 30, 2008 as a result of expanded operations, positive growth in the normal course of operations from existing customers, and management’s increased sales and marketing efforts to obtain new customers.

Cost of Sales. Cost of sales decreased to $214,362 for the nine months ended September 30, 2009 from $283,826 for the nine months ended September 30, 2008. Cost of sales consists of assembly, warehouse administrative support, fulfillment charges, materials, and freight and decreased because of management’s efforts to discontinue some products which had higher costs in favor of those that have lower costs, and because of management’s efforts to refine some products and assembly processes to become more efficient.

Gross Profit. Gross profit increased to $524,265 for the nine months ended September 30, 2009 from $139,317 for the nine months ended September 30, 2008. Our gross profit percentage for the nine months ended September 30, 2009 was 71% compared to 33% for the nine months ended September 30, 2008. Gross profits and gross profit percentage increased due to an increasing portion of revenue being derived from information technology (electronic transaction fees and software usage fees), and less emphasis on product sales which are associated with a higher cost of goods sold. Management intends to continue to pursue developing revenues from information technology offerings which produce higher gross operating margins.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased to $73,507 for the nine months ended September 30, 2009 from $37,575 for the nine months ended September 30, 2008. The increase is partly due to new purchases of fixed assets during the current period.

Consulting Fees. Consulting fees decreased to $290,965 for the nine months ended September 30, 2009 from $367,539 for the nine months ended September 30, 2008. The decrease is due to management’s efforts to concentrate on sales and marketing rather than operational expansion, thereby requiring less management consulting.

Professional Fees. Professional fees decreased to $129,790 for the nine months ended September 30, 2009 from $158,407 for the nine months ended September 30, 2008. The decrease is due to the Company creating more efficient internal processes, thereby reducing legal, accounting, and administrative professional fees.

Salaries and Wages. Salaries and wages expense increased to $284,105 for the nine months ended September 30, 2009 from $223,762 for the nine months ended September 30, 2008. The increase is due to the Company adding part-time employees to assist with management and organization of the business.

General and Administrative Expenses. Selling, general and administrative expenses increased to $478,162 for the nine months ended September 30, 2009 from $303,820 for the nine months ended September 30, 2008. Selling, general and administrative expenses consist of advertising expense of $3,332 and corporate administrative expenses of $474,830 for the nine months ended September 30, 2009, and consist of advertising expense of $7,745 and corporate administrative expenses of $296,075 for the nine months ended September 30, 2008.

Interest Income. Interest income decreased to $87 for the nine months ended September 30, 2009 from $2,580 for the nine months ended September 30, 2008. Interest income decreased due to the cash balance decrease and interest rate decline during the nine months ended September 30, 2009.

Interest Expense. Interest expense increased to $33,839 for the nine months ended September 30, 2009 from $4,564 for the nine months ended September 30, 2008. Interest expense increased due to the increase in borrowings.

Gain on Conversion of Loan Payable. Gain on conversion of loan payable increased to $3,469 for the nine months ended September 30, 2009 from $nil for the nine months ended September 30, 2008. The increase is to due to the conversion of $385,750 of debt into common shares.

The Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues. Our revenues increased to $710,853 for the year ended December 31, 2008 from $233,293 for the year ended December 31, 2007 as a result of expanded operations, positive growth in the normal course of operations from existing customers, and management’s increased sales and marketing efforts to obtain new customers.

Cost of Sales. Cost of sales increased to $462,541 for the year ended December 31, 2008 from $203,234 for the year ended December 31, 2007. Cost of sales consist of assembly, warehouse administrative support, fulfillment charges, materials, and freight and increased because of an increased volume in product sales.

Gross Profit. Gross profit increased to $248,312 for the year ended December 31, 2008 from $30,059 for the year ended December 31, 2007. Our gross profit percentage for the year ended December 31, 2008 was 35% compared to 13% for the year ended December 31, 2007. Gross profits and gross profit percentage increased due to an increasing portion of revenue being derived from information technology (electronic transaction fees and software usage fees), and less emphasis on product sales which are associated with a higher cost of goods sold. Management intends to continue to pursue developing revenues from information technology offerings which produce higher gross operating margins.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased to $52,471 for the year ended December 31, 2008 from $14,224 for the year ended December 31, 2007. The increase is mainly due to new purchases of fixed assets during the current year.

Consulting Fees. Consulting fees increased to $469,958 for the year ended December 31, 2008 from $407,889 for the year ended December 31, 2007. The increase was due to the Company requiring additional management consulting to assist with its new status as a reporting issuer in Canada.

Professional Fees. Professional fees decreased to $166,468 for the year ended December 31, 2008 from $196,009 for the year ended December 31, 2007. The decrease is due the Company requiring less legal and accounting services during 2008 after achieving Canadian reporting status in late 2007 when the Company was preparing its first Canadian filings and going through audit procedures for the first time.

Salaries and Wages. Salaries and wages expense decreased to $309,665 for the year ended December 31, 2008 from $339,923 for the year ended December 31, 2007. The decrease is due to the Company slightly reducing hours expended by certain members of management (primarily the CFO role) due to an improvement in operational efficiency.

General and Administrative Expenses. Selling, general and administrative expenses increased to $324,090 for the year ended December 31, 2008 from $274,061 for the year ended December 31, 2007. The increase is mainly due to the Company’s increased efforts in sales and marketing.

Corporate Restructuring Charges. Corporate restructuring charges decreased to $nil for the year ended December 31, 2008 from $63,278 for the year ended December 31, 2007. The corporate restructuring charge was a non-recurring transaction that occurred during the year ended December 31, 2007.

Interest Income. Interest income decreased to $3,412 for the year ended December 31, 2008 from $11,718 for the year ended December 31, 2007. Interest income decreased due to the decreased level of cash balance during the year ended December 31, 2008 as compared to that in the prior year.

Interest Expense. Interest expense increased to $8,740 for the year ended December 31, 2008 from $nil for the year ended December 31, 2007. Interest expense increased due to the borrowings which were incurred starting in 2008.

The Company’s financial condition has changed considerably over the past two years. Initially, OnePak’s efforts focused on the production and distribution of its packaging kits for the purpose of safely transporting electronic equipment for recycling and other purposes. This concept evolved into the OnePak tracking website that enabled a reshipper of equipment to obtain the necessary materials, shipping information and logistics to enable the customer to go to one source to obtain all of the components necessary to ship the electronic equipment.

The Company has experienced a general trend of increasing revenues by expanding sales and marketing efforts and capitalizing on business opportunities with existing customers. Management has found that there are significant niche opportunities in expanding information technology service offerings in the reverse logistics industry, which are related to the product offerings which initially formed the basis of operations.

More specifically, Management has ascertained that tracking and reporting of items in transit is more in demand than the packaging materials required to ship those items. As such, the Company has focused its primary efforts on expanding online services associated with managing the logistics process as opposed to being a shipping supply distributor.

Product versus service revenue for the years ended December 31, 2008 and 2007, and the nine months ended September 30, 2009 are as follows:

	Product	Service
2007	100%	0%
2008	95%	5%
2009	70%	30%

As a result of this increased focus on information technology rather than product sales, the Company has increased gross operating margins during the past six fiscal quarters. Revenues generated from online transaction fees, hosting services, and software development have a lower cost of goods sold ratio than the Company’s product sales, thereby allowing for higher operating margins.

Management believes that this trend toward generating an increased percentage of revenues from information technology offerings will have a materially favorable impact on revenues and future earnings.

Management believes that the current trend of environmental regulation affecting the proper handling of electronic waste will favorably impact the Company’s revenues in the future. Increased regulation of e-waste disposal results in a larger supply stream of materials which must be transported and recycled rather than disposed of in local landfills. Beyond the Company’s ongoing increased efforts to sell information technology offerings rather than traditional products, Management is not aware of any events that would be expected to cause a material change in the relationship between costs and revenues.

Between 2006 and 2009, inflationary costs of raw materials and transportation resulted in higher cost of goods sold, thereby negatively affecting the Company’s gross operating margins on product sales. The Company sells various shipping supply products made out of cardboard, paper, and plastic, all of which experienced a rise in production and transportation cost due primarily to the sharp increase in the cost of petroleum. This reduction in operating margins was a primary impetus in management’s decision to pursue higher margin information technology service offerings, and place less emphasis on product sales. Management believes that the switch in the Company’s emphasis from selling products to selling services will substantially decrease the potential volatility in the cost of raw materials and transportation in the future.

ITEM 3.	PROPERTIES.

The Company’s offices are located in rented space in Orleans, Massachusetts. This space, of approximately 1,000 square feet, has a monthly rental of $930 with cost of living adjustments and is subject to a 2 year lease which expires in December, 2010. The Company’s entire inventory is stored in its outsourced fulfillment center. The Company pays rent for its inventory based upon the number of pallets stored at the outsourced center, at the rate of $12 per pallet per month. All independent contractors and outsourced employees are responsible for their own office and warehouse space.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

Percentage of Title of Class	Name & Address of Beneficial Shareholder	Amount & Nature of Beneficial Ownership

Common stock 42.922%	Steven V. Andon 56 Main St., 2nd Floor P.O Box 130 Orleans, MA 02653	10,175,000 common shares 10,000,000 owned beneficially through Amethyst Brook Holdings, LLC 175,000 common shares subject to unexercised stock option (1)

Common stock	CEDE & Company (2) 8.727%	2,033,313 common shares P.O. Box 20 Bowling Green Station New York, NY

1.	All Directors of the Company, who were Directors on February 22, 2007, were granted an option to purchase 175,000 common shares at a price of $0.50 per share. None of these options have been exercised at this time. These options are due to expire February 21, 2012.
2.	These shares are held in street name by a brokerage firm. Identity of shareholders is unknown.

SECURITY OWNERSHIP OF MANAGEMENT

Percentage of Title of Class	Name & Address of Beneficial Shareholder	Amount & Nature of Beneficial Ownership

Common stock 42.922%	Steven V. Andon 56 Main St., 2nd Floor P.O Box 130 Orleans, MA 02653	10,175,000 10,000,000 owned beneficially through Amethyst Brook Holdings, LLC 175,000 common shares subject to unexercised stock option

Common stock 0.12%	Philip G. Baker P.O Box 178 New Castle, NH 03854	197,905 29,033 common shares owned personally Corporation 175,000 common shares subject to unexercised stock option

Common stock 4.292%	Charles A. Andon 100 State Rte. 101 A Amherst, NH 03031	1,175,000 1,000,000 common shares owned personally 175,000 common shares subject to unexercised stock option

ITEM 5.	DIRECTORS AND OFFICERS.

Steven V. Andon, age 41, CEO and President - Mr. Andon has served as a Director of the Corporation from 2005 through the present. He also serves on the Board’s Audit Committee. He has been CEO and President since its inception. Mr. Andon is the founder and primary creative force behind OnePak. He brings close to 20 years of entrepreneurial experience to the Company. He has been a featured entrepreneur in Mass High Tech, The Boston Globe, Newsweek.com and other publications, and has received awards for technical excellence, best new products, and triple-digit ROI success.

Mr. Andon focuses his skills on developing creative solutions to existing problems, converting those solutions into valuable intellectual property, and then leveraging that intellectual property into businesses with shareholder value. This original and resourceful thinking, coupled with his particular ability to attract big company interest in his start-up ventures, creates dynamic businesses with unusual results.

Prior to founding OnePak, Mr. Andon was a co-founder and CEO of CyberCom, Inc., a privately held information technology services company incorporated in 1998. CyberCom provided management software for controlling internet access to the hospitality industry and other public access sectors. CyberCom is still an operational company and Mr. Andon maintains primarily a passive ownership interest in the business.

Prior to CyberCom, Mr. Andon previously founded Telnet Communications Corporation, a privately owned telecommunications company, incorporated in 1994. Telnet held a public utility license in the State of Massachusetts from 1995 through 2000. The company was sold to Alpha Telecom in 2000. Prior to becoming an entrepreneur, Mr. Andon worked as an information technology manager from 1992 through 1995 at Synetics Inc., an engineering and technical services firm acquired by ACS in the late 1990s. From 1988 through 1992, Mr. Andon worked at Harvard Law School as an intern where he managed and developed computer systems for managing on campus housing and security.

Mr. Andon holds a bachelor’s degree in Management from Bentley University, and graduated with an MBA in Computer Science & Information Technology from the Bentley University McCallum Graduate School of Business. He currently lives in Brewster, Massachusetts with his wife, daughter and son.

Charles A. Andon, age 43, Chief Information Technology Officer and Corporate Director - Mr. Andon, brother of Mr. Steven V. Andon, has served as a Director of the Corporation from 2006 through the present. He is also a member of the Board’s Compensation and Audit Committees. He has been the Chief Technology Officer since inception. Mr. Andon has almost two decades of experience as a technology executive, engineer and business owner. As CEO of CyberCom, Inc., an online transaction control and security software company he has headed since 1997, Mr. Andon drives the Company’s technical initiatives, product development, and market directives.

With an extensive background in high-reliability / low fault tolerance hardware and software design, Mr. Andon provides a unique perspective on building robust products and businesses. He has also served as founding board member of US CyberCraft, a software engineering and design company he founded in 1992. Prior to founding USCC and joining CyberCom as CEO, Mr. Andon served as a lead engineer of the Space Systems Design Group at Lockheed Martin’s Infrared Imaging Division.

Mr. Andon graduated Magna Cum Laude with a bachelor’s degree in Electrical Engineering from Northeastern University. He lives in Nashua, New Hampshire.

Horacio R. Marquez, age 51, Vice President of Finance and Corporate Director - Mr. Marquez was elected to the Board in August, 2009. Mr. Marquez is a prominent emerging capital markets specialist and international economics analyst with more than 25 years experience in Wall Street finance. Mr. Marquez previously served as Head of Emerging Markets Research for Merrill Lynch Asset Management, Director of Economic and Financial Research for Swiss Bank, and Director of Credit and Research for ADP Capital Management. He has also held positions at Touche Ross & Co., Barclays Bank, First National Bank of Boston and has been involved in a number of private equity and venture capital transactions.

Mr. Marquez served as Director of Sales and Operations, Latin America & Caribbean, of Barclays Bank’s Travelers Cheques unit. There he built and lead the 50-person sales and operations team, including five Vice Presidents deployed locally in five Latin American capitals, covering all the major banks and foreign exchange houses in the region.

Prior to Barclays, as a consultant at Touche Ross & Co, Mr. Marquez specialized in corporate finance. He consulted with major airlines and major grocery wholesalers in M&A engagements, with companies and entrepreneurs in strategy and business planning, with insurance companies in real estate feasibility studies and with local and foreign governments in creating new tax and financial systems.

Prior to his work at Barclays, as a credit and loan officer for First National Bank of Boston, Mr. Marquez submitted requests for credit limit approval for major multinationals and Emerging Market country and government-owned borrowers and managed commercial relationships with corporate customers of the bank.

Mr. Marquez is an editor of the Money Map Report newsletter, the Money Map VIP Trader and MoneyMorning.com, and also serves as an Oxford Club Investment Advisory Panelist. He is known for finding highly profitable opportunities in equities, currencies, bonds, commodities and real estate around the globe. He lives with his family in Princeton, New Jersey.

Philip G. Baker, age 76, Corporate Director - Mr. Baker has served as a Director of the Corporation from 2005 through the present. He is also a member of the Board’s Compensation and Audit Committees. Hampshire Capital Corporation, a privately owned venture capital firm established in 1979, of which, Mr. Baker is the president, provides financial and business strategy advice to OnePak. A veteran entrepreneur, private investor, and capital markets strategist, he is also chairman of the board of Citrine Holdings Limited (“Citrine”), a publicly held corporation, director of SIMS Corporation, a privately-held self-insured workers’ compensation company, and Intellex Technologies Limited, a privately-held intellectual property firm that is a subsidiary of Citrine.

Hampshire Capital Corporation sometimes invests its own funds and/or acts as a business consultant to privately and publicly held micro and small-cap companies. Originally licensed as a Small Business Investment Company (SBIC) by the US Small Business Administration, Hampshire is now un-regulated. Mr. Baker was previously an officer and director of Topaz Business Development Corporation and an officer of Leopardus Resources Limited, both public companies. Prior to formation of Hampshire Capital, his businesses were those of private investor, commercial-mortgage broker, corporate financier and general business consultant. He has held various licenses in the fields of finance, insurance, and real estate, and has served on the boards of numerous corporations. He has managed many corporate financings and real estate projects, advising entrepreneurs, developers, and corporations on debt and equity financing procedures and opportunities.

Mr. Baker served as a Captain in the United States Air Force and holds a bachelor’s degree from Boston University’s College of Communication. He and his wife live in New Castle, New Hampshire and have two adult sons.

Arthur L. Eilertson, age 74, Corporate Director - Mr. Eilertson was elected to the Board in July, 2008. Mr. Eilertson has over 50 years of personal, executive level management, and consultancy experience in graphics, corporate identity and allied areas and is currently a highly respected brand strategy consultant. He has a broad industry background, comprising consumer products, packaging, hardware, financial services, communications, high technology, and more.

In 1985 he founded the Boston office of Fitch, Inc., an internationally renowned design firm. During his years there he served on the board of directors and as Director of Graphics and General Manager before retiring as Senior Vice President in 2000. Early in his career, following his graduation from the Massachusetts College of Art in 1956 with a Bachelor of Fine Arts degree, he held progressively more responsible positions as Graphic Designer, Senior Packaging Designer, Partner, Treasurer and Senior Vice President with three other firms, most notably Gregory Fossella Associates.

Mr. Eilertson has received over 200 design awards, including Best of Show at the Boston Art Directors Show. In 1996 his alma mater gave him the Robert P. Gersin Award, established in 1991 by the Design Insight Foundation and presented only once every few years to alumni who have made significant contributions in the fields of product, interior, packaging, graphic or exhibition design. He is a member of numerous professional associations. A father of five and grandfather of ten, he lives in Beverly, Massachusetts.

Nizar Bharmal - Mr. Nizar Bharmal is a Certified General Accountant in Canada and his primary occupation has been as principal of the accounting practice of Nizar Bharmal Inc., Certified General Accountant, since July 1985. He has background and experience in accounting, financial consulting and management of reporting issuers. Before attaining his certificate as a Certified General Accountant, Mr. Bharmal served as financial officer and project manager for a Vancouver-based real estate development company. From 1982 until 1985 he was manager of the “Bormac Group,” a management company providing services to reporting companies. Mr. Bharmal is also a director of the following public corporations: Alglo Bormac Mines Ltd., Citrine, Coronet Metals Inc., First Idaho Resources Inc., TLC Ventures Corp., Thor Explorations Ltd., JNB Developments Ltd., and Progressive Applied Technology Inc.

Mr. Bharmal’s term as interim Chief Financial Officer has ended and he resigned his duties as a director of the Company on August 12, 2009. Mr. Bharmal now serves on the Company’s Board of Advisors where he may provide financial advisory services to Management, but no longer carries director’s or officer’s responsibilities.

ITEM 6.	EXECUTIVE COMPENSATION.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Officer Compensation

Steven V. Andon	2007	$118,914	$—	$—	$3,500	$—	$122,414
CEO, President, Director	2008	$180,000	$—	$—	$—	$2,581	$182,581

Joseph Dore (1)	2007	$110,874	$—	$—	$—	$7,000	$117,874
CFO, Director

Nizar Y. Bharmal (2) 2007	2007	$—	$—	$—	$—	$9,066	$9,066
Director, Interim CFO	2008	$—	$—	$—	$—	$19,304	$19,304

Charles A. Andon (3)	2007	$—	$—	$—	$—	$84,900	$84,900
CTO, Director	2008	$—	$—	$—	$—	$154,500	$154,500
Director Compensation

Philip G. Baker (4)	2007	$—	$—	$—	$—	$68,500	$68,500
Director	2008	$—	$—	$—	$—	$63,500	$63,500

1.	Joseph Dore died in December 2007.

2.	Nizar Y. Bharmal’s compensation is paid through Nizar Bharmal Inc.

3.	Charles Andon’s compensation is paid through Chevco Inc.

4.	Philip G. Baker’s compensation is paid through Hampshire Capital Corp.

Outstanding Equity Awards at December 31, 2008

Name	No. of Securities Underlying Unexercised Options (#) Exercisable	No. of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: No. of securities underlying unexercised unearned options	Options exercise price ($)	Option Expiration Date	No. of Shares or Units of Stock That Have not Vested (#)	Market Value of shares or Units of Stock That Have Not Vested	Equity incentive plan awards: No. of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)(2)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Steven V. Andon (1)	175,000	—	—	$0.50	02/21/2012	—	—	—	—
Charles A. Andon	175,000	—	—	$0.50	02/21/2012	—	—	—	—
Nizar Y. Bharmal	175,000	—	—	$0.50	02/21/2012	—	—	—	—

1.	CEO

2.	Column (b): options were granted five years prior to the expiration date and vested immediately.

COMPENSATION OF DIRECTORS AND OFFICERS.

Compensation - For the 12-month period ended December 31, 2007, the Company paid to its Chief Executive Officer the total sum of $122,414. This amount included a salary of $118,914 and options awarded to the CEO, based on his position as a member of the Board of Directors, valued at $3,500. For the 12-month period ended December 31, 2008, the Company paid its Chief Executive Officer a salary in the amount of $180,000. In addition, pursuant to the CEOs contract with the Company, the Company provided a leased car to the CEO. Mr. Andon recognized a total of $2,581 of compensation for the personal use associated with the leased car.

The Company has executed agreements with its officers, Steven V. Andon and Charles A. Andon, regarding the compensation paid and the services provided. These agreements are described below under “Employment Contracts.”

In addition, the Company has entered into consulting agreements with companies controlled by two of its directors. The terms of these agreements are described under “Material Contracts.”

OPTIONS EXERCISED AND AGGREGATE REMAINING - No options were exercised by the Executive Officers of the Company for the 12-month periods ended December 31, 2007 and 2008. Currently the Executive Officers have vested options to purchase 525,000 common shares, at a price of $0.50 per share. These options expire February 21, 2012.

LONG-TERM INCENTIVE PLANS - The Company currently has no long-term incentive plans, other than stock options granted from time to time by the Board of Directors under the provisions of the Companys stock option plan.

COMPENSATION OF DIRECTORS - In connection with their service on the Board of Directors, all directors were granted options exercisable for common shares of the Company. No other compensation was paid by the Company since the date of incorporation of the Company to directors for their services as directors pursuant to any other arrangement or in lieu of any standard arrangement.

Directors who are not executive officers did not receive compensation for board or committee meetings attended in the year (other than the grant of options previously discussed). All reasonable expenses incurred by directors in respect of their duties are reimbursed by the Company. A director serving in another capacity with the Company or providing other services to the Company may receive compensation in respect of such other capacity or services. During the next 12 months, the Company does not anticipate paying compensation to directors who are not executive officers.

OTHER COMPENSATION MATTERS - The Board of Directors determines the level of compensation in respect of the directors and officers. There were no long-term incentive awards made to any director or officer since the date of incorporation except for options granted under the Companys stock option plan.

There are no pension plan benefits in place for any director or officer. In addition, there are no plans in place with respect to any director or officer regarding termination of employment or change in responsibilities.

EMPLOYMENT AND CONSULTING CONTRACTS -

STEVEN V. ANDON, CHIEF EXECUTIVE OFFICER, PRESIDENT, SECRETARY AND DIRECTOR - By agreement dated October 1, 2007, Mr. Andon contracted with OnePak to deliver executive management services in his role as Chief Executive Officer and President of OnePak. Pursuant to the terms of that agreement, Mr. Andon devotes his full time efforts to the Companys business. Pursuant to that agreement, Mr. Andon is currently paid a minimum monthly fee of $15,000, or such greater amount as may in the future be determined by the Companys Board of Directors. In addition, the Companys Board of Directors has the discretion to determine a yearly bonus for Mr. Andon, which may be paid in cash and/or stock options. The contract has no termination date.

In Mr. Steven V. Andon’s agreement with the Company, the following restrictive provisions apply: Mr. Andon agrees that he will neither undertake nor engage in employment opportunities or business ventures, other than civic or non-profit activities, without the written consent of the Board of Directors. He further agrees he will not acquire any position in an entity known to be adverse or antagonistic to the Company. He further agrees not to disclose any confidential Company information (unless required by law) to any other person, or use for personal gain any confidential information during or after termination of employment, unless the Company grants written consent. He further agrees not to engage in any business similar to or in competition with the Company, nor solicit any Company employees, for a period of three years following the termination of his employment with the Company. He further agrees that all inventions and intellectual property developed as a result of his employment shall be the property of the Company and he assigns all right, title and interest to the Company.

Prior to October 1, 2007, Mr. Andon provided the same services to OnePak through an agreement dated October 1, 2006. Prior to that agreement, Mr. Andon provided the same services through an agreement May 2, 2006 between OnePak and SkyeBridge Service Corporation, a company wholly owned by Mr. Andon. Pursuant to this agreement, Mr. Andon served as an independent contractor. This agreement has been terminated, and since October 1, 2006, Mr. Andon has been employed by the Company on a full-time basis. His salary for 2007 was $118,914. His salary for 2008 was $180,000.

CHARLES A. ANDON, CHIEF INFORMATION TECHNOLOGY OFFICER - By agreement dated January 1, 2007, Mr. Andon contracted with the Company to deliver consulting services in the area of networked computer and database architecture in connection with the Companys internet portal. Pursuant to the agreement, for the 12 months ending December 31, 2008, Mr. Andon must provide a minimum of 65 hours of service per month minimum for a monthly fee of $12,500. The contract has no termination date, but may be terminated with 10 days notice by either party.

In Mr. Charles A. Andon’s agreement with the Company, the following restrictive provisions apply: Mr. Andon agrees not to disclose any confidential Company information (unless required by law) to any other person, or use for personal gain any confidential information during or after termination of his contract with the Company, unless the Company grants written consent. He further agrees not to engage in any business similar to or in competition with the Company, nor solicit any Company employees, for a period of two years following the termination of his contract with the Company. He further agrees that all inventions and intellectual property developed as a result of his contract with the Company shall be considered works made for hire which are the property of the Company and he assigns all right, title and interest to the Company. In his capacity as a director of the Company, Mr. Andon was granted options exercisable for 175,000 common shares at $0.50 per common share. All options are fully vested.

HAMPSHIRE CAPITAL CORPORATION - Hampshire Capital Corporation is controlled by Philip G. Baker, a director of the Company. By agreement dated July 1, 2009, Hampshire Capital Corporation provides the Company with executive, administrative and corporate support services specifically in the area of financial and investor relations communication. The agreement has a term of 41 months and requires monthly payment to Hampshire Capital Corporation of $0 for the first 2 months, $5,000 for the next 3 months, and $15,000 for the remaining 36 months. In addition, annual bonuses and stock option grants may be awarded at the discretion of the Companys Board of Directors.

The contract contains a standard non-solicitation clause for one year after the agreement expires or is terminated. Prior to the execution of that agreement, Mr. Baker provided a lesser amount of the same services to OnePak through a similar agreement dated February 28, 2007, at the rate of $5,000 per month plus any additional payments or bonuses authorized by the Company. The agreement terminated upon the execution of the new agreement. Prior to the execution of the February 28, 2007 agreement, Mr. Baker provided the same services to OnePak through an agreement between OnePak and Fleming Graham Incorporated dated August 1, 2006. The prior agreement terminated upon the execution of the new agreement with Hampshire Capital Corporation.

NIZAR BHARMAL, INC. - Nizar Bharmal, Inc. is owned and controlled by Nizar Y. Bharmal, a former director of the Company. By agreement dated February 1, 2007 between Nizar Y. Bharmal, Inc. and the Company, Mr. Bharmal agreed to serve as Chief Accountant for the Company, to prepare and submit all compliance reports and financials required by applicable Canadian stock exchanges, and to prepare the Companys Canadian and U.S. Tax Returns. The agreement had a term of 12 months. Pursuant to the agreement, the Company paid $1,500 per month for the services provided in 2007.

Commencing in 2008, Mr. Bharmal was elected interim CFO subsequent to the death of the Companys prior CFO, Joseph Dore. At that time, the Board of Directors passed a resolution increasing Mr. Bharmals compensation to $3,000 per month while acting as interim CFO. Mr. Bharmal resigned as interim CFO on April 1, 2009.

In his capacity as a former director of the Company, Mr. Bharmal was granted options exercisable for 175,000 common shares at $0.50 per common share. These options are now fully vested. Mr. Bharmal has not exercised any of these options to date. On August 12, 2009, Mr. Bharmal was appointed to the Companys Board of Advisors after resigning from his role as a director of the Company. Mr. Bharmals options remain exercisable even though he is no longer serving as a director of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION - OnePaks compensation committee is comprised of three director members. The three members are Charles A. Andon, Philip G. Baker and Arthur Eilertson. Of the three directors, only Charles A. Andon is an officer of the Company. Mr. Andon does not participate in any issues of compensation regarding compensation payable to him as officer of the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Persons   and Promoters.

The Company entered into a letter of intent dated June 6, 2006 with Citrine Holdings Limited (“Citrine”), a reporting issuer in the province of British Columbia and having a common director. The letter of intent contemplated a simultaneous prospectus and plan of arrangement. Under the terms of the letter of intent, the shareholders of the Company were to exchange their shares on a one-for-one basis for 88% of the shares of a newly incorporated wholly owned subsidiary of Citrine and Citrine was to own the remaining 12% interest.

Rather than implement the letter of intent, the Company and Citrine agreed that the Company should go public through an initial public offering and become a reporting issuer in the province of Ontario. On July 26, 2007, the parties executed an amendment to the arrangement agreement that provided for the Company to issue common shares to Citrine so that Citrine owned 12% of the issued and outstanding shares of the Company on a fully diluted basis, and Citrine agreed to distribute these shares to its shareholders on a pro-rata basis as a dividend. The intent of the transaction was to increase the number of shareholders in the Company for the purpose of meeting minimum requirements for obtaining a future listing on a public exchange in Canada.

The Company distributed 3,163,892 common shares to Citrine shareholders pursuant to an amended arrangement agreement. These shares were recorded at their estimated fair market value of $0.02 per common share or $63,278. In addition, the Company paid Citrine a fee of $160,000 for its services during the year ended December 31, 2006.

During the year ended December 31, 2008, the Company paid $8,207 to a corporation of which one of the Company’s directors is director of accounting services.

Director Independence. The following is a list of Directors identifying them as independent directors, utilizing the NASDAQ Market Place Rule 4200(a)(15).

Steven V. Andon	Not Independent
Charles A. Andon	Not Independent
Horacio R. Marquez	Not Independent
Philip G. Baker	Not Independent
Arthur L. Eilertson	Independent

The Company recognizes that, at present, the majority of the Directors on the Board of Directors are not independent directors. Directors, who are not independent, abstain from voting on any matter that either directly or indirectly affects them, including compensation matters. The Company maintains an audit committee and a compensation committee.

ITEM 8.	LEGAL PROCEEDINGS.

The Company is not currently involved in any legal proceedings.

ITEM 9.	MARKET PRICE OF AND DIVISIONS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information. OnePak has issued both common shares and preferred shares. The common shares which have a par value of $0.001 are fully voting, non assessable shares. The Company has also issued, through private offering, two classes of preferred shares. The shares were offered with a fixed dividend, payable in cash or common stock and must be converted at a date in the future into common stock, subject to certain contingencies. At present, there is no established public trading market for the common shares of OnePak, nor is there any public trading market for the preferred shares, within the United States.

The common shares of OnePak are traded on the Canadian National Stock Exchange (CNSX). The market prices in which the shares were traded on the CNSX during the past two years are as follows:

MARKET PRICE HISTORY

	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th (1) Quarter 2008	1st (1) Quarter 2009	2nd (1) Quarter 2009	3rd Quarter 2009

High	$1.95	$1.55	$1.25	$0.90	$0.50	$—	$—	$—	$0.50
Low	$1.55	$0.90	$0.60	$0.49	$0.49	$—	$—	$—	$0.40

1. Trading of OnePak shares was halted on the CNSX, commencing August 5, 2008. The halt in trading was due to the Company’s failure to provide necessary financial reporting information to the Ontario Securities Commission and CNSX by the required filing deadline, following the unexpected death of the Company’s CFO. All regulatory matters have since been resolved and trading resumed on the CNSX on June 1, 2009. Since June 1, 2009, only five trades have occurred on the CNSX, all in the price range of $0.40 to $0.50 per share.

HOLDERS OF SECURITIES. At the present time there are approximately 225 shareholders of OnePak common shares and no holders of preferred shares. Only one individual beneficially owns more than 5% of the outstanding common shares. That individual is Mr. Steven V. Andon, the Company’s CEO and President who owns 45.899% of the shares, either directly or beneficially. The security ownership of management has been provided under Item 4 of this Form.

DIVIDENDS. No cash dividends have been declared for any common shares of OnePak. During the last fiscal year, the Company issued 201,888 common shares to holders of the Company’s Class A preferred shares. This dividend represented a mandatory 8% dividend on the outstanding preferred shares, with the common shares valued at $0.50 per share. This dividend was issued in conjunction with a conversion of the preferred shares for 3,000,000 common shares on the basis of the issue price of preferred shares of $0.50 per share.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

None.

COMMON SHARES SUBJECT TO OUTSTANDING OPTIONS OR WARRANTS.

WARRANTS.

The outstanding warrants are as follows:

Number of Warrants	Exercise Price	Fair Value of Warrants	Expiry Date

136,666	$1.25	$460	November 7, 2011
248,000	$1.25	830	November 20, 2011
3,000,000	$0.75	13,519	December 28, 2010
687,337	$1.25	2,283	December 11, 2011
349,330	$1.25	1,150	January 31, 2012
333,333	$0.75/1.25	2,844	February 3, 2011/August 3, 2013
538,322	$0.75/1.25	192,615	September 25, 2014
33,333	$0.75/1.25	17,081	August 13, 2014

5,326,321		$230,782

The Company issued warrants in connection with the issuance of preferred and common stock. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common stock that were completed in three tranches on November 8, 2007, November 21, 2007, and December 12, 2007.

On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common stock.

On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred stock.

On August 14, 2009, the Company authorized the issuance of 33,333 warrants for payment of presentation fees incurred by the Company.

On September 25, 2009, lenders agreed to convert loans payable and accrued interest into 538,332 common share units, with each unit including a one purchase warrant entitling the holder to purchase one common share purchase warrant.

On August 5, 2009, the Company amended the expiration date of the following warrants:

Issue Date	Number of Warrants	Exercise Price	Original Expiry Date	New Expiry Date

December 29, 2005	3,000,000	$0.75	November 21, 2009	December 28, 2010
November 8, 2007	136,666	$1.25	November 6, 2009	November 7, 2011
November 21, 2007	248,000	$1.25	November 21, 2009	November 20, 2011
December 12, 2007	687,337	$1.25	December 12, 2009	December 11, 2011
February 1, 2008	349,330	$1.25	February 1, 2010	January 31, 2012

STOCK OPTIONS.

On February 22, 2007, the Company granted 3,000,000 stock options to employees and consultants to purchase common shares at a price of $0.50. The stock options expire on February 21, 2012.

In January 2008, the Company cancelled 350,000 stock options as a result of the death of Joseph Dore, the Company’s chief financial officer, and on July 1, 2008, the Company cancelled 1,000,000 stock options issued to William Jasper as a result of the termination of the consulting agreement with Fleming Graham Incorporated.

On July 7, 2008, the Company granted 48,000 stock options to ALACO, Inc. to purchase common shares at a price of $0.50 for two years after the date of grant. The stock options vest at the rate of 2,000 immediately followed by 2,000 per month for 24 months.

On August 14, 2009, the Company issued 375,000 stock options. The stock options have a term of five years from the date of grant and vested immediately.

As of September 30, 2009, the Company had 2,073,000 options outstanding with 1,650,000 expiring on February 21, 2012, 50,000 expiring on July 6, 2010, and 375,000 expiring on August 14, 2014.

RULE 144 STOCK.

The Company currently has outstanding 23,297,570 shares of common stock. All of the outstanding shares were issued in several private placements, in reliance upon Regulation D, Rule 506 of the Securities Act of 1933. All of the outstanding common shares , with the exception of 1,209,656 shares issued since June 1, 2009, have been held by investors for more than 1 year. Therefore, 22,087,916 common shares would be subject to transfer, pursuant to the provisions of Rule 144. Of the outstanding shares, 12,087,342 common shares are held by affiliates, the disposition on which would be subject to the terms contained in Rule 144(e).

CONVERTIBLE SHARES.

As of December 31, 2008, the Company had outstanding 333,333 Class B preferred shares. These shares were convertible at the option of the holder into common shares of the Company on a one-to-one basis. The holder of these shares has exercised its option to convert these shares and received 360,803 common shares on September 22, 2009 in exchange for the Class B shares and accrued dividends at the rate of $0.75 per share. As of September 30, 2009, the Company has no outstanding convertible preferred shares.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

Common Stock

In November and December 2007, the Company completed a private placement of 1,072,003 units at a price of $0.75 per unit for proceeds of $804,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

Prior to December 31, 2007, the Company received $187,000 in subscriptions for 249,332 units which were not issued until 2008. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On February 1, 2008, the Company completed a private placement of 99,998 units at a price of $0.75 per unit for proceeds of $75,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On June 19, 2009, the Company commenced a private placement offering of 4,000,000 common share units at a price of $0.75 per unit in the US. Each unit consists of one common share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share for 30 months from the date of issue and at $1.25 per common share for a further 30 months from the date of issue.

On May 27, 2009, the Company received $45,000 in subscriptions for Class B preferred stock units.

During the quarter ended September 30, 2009, the Company issued 91,332 common share units pursuant to the private placement for proceeds of $68,500.

Preferred Stock

Class A Preferred Stock

During 2007, the Company completed a private placement of 280,000 Class A preferred shares for proceeds of $140,000. The accrued dividends on the Class A preferred shares from the date of issue to the date of conversion amounted to $100,944.

The Class A preferred shares were converted into 3,000,000 common shares on August 22, 2007. Accumulated dividends of $100,944 at the time of conversion were paid by issuance of 201,888 common shares at a price of $0.50 per common share.

Class B Preferred Stock

On August 4, 2008, the Company completed a private placement of 333,333 Class B preferred share units for proceeds of $250,000. Each unit consisted of one Class B preferred share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share until February 3, 2011, and at $1.25 per common share until August 3, 2013.

During the quarter ended September 30, 2009, the Class B preferred shares were converted into common shares. Accumulated dividends at the time of conversion were paid by issuance of common shares at a price of $0.75 per common share. The accumulated dividends of $20,603 were paid by the issuance of 27,470 commons shares during the quarter ended September 30, 2009.

(c) Warrants

The Company issued warrants in connection with the issuance of preferred and common shares. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common shares that were completed in three tranches on November 6, 2007, November 21, 2007, and December 12, 2007.

On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common shares.

On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred shares.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

OnePak currently has authorized 100,000,000 shares of its $0.001 par value common stock. It is seeking to register the Company’s $0.001 par value common shares under the registration provisions of the Securities Exchange Act of 1934. This registration shall not be used by the Company to make a public offering of any of its authorized and unissued $0.001 common shares, but shall instead be utilized to commence trading of its shares on the Over The Counter Bulletin Board. The Company currently has 23,495,906 shares of its common stock outstanding as of January 30, 2010. The common shares to be registered entitle the holder of each share to his proportionate voting rights in all matters involving Company governments. There are no special dividend rights, conversion terms, sinking fund provisions or redemption provisions with regard to the common shares. Holders of the common shares are not entitled to cumulative voting nor is any shareholder entitled to preemptive rights in the event additional shares are to be offered for sale.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Bylaws of OnePak, Inc. provide that the corporation may, to the maximum extent and in the manner permitted by the State of Nevada, indemnify an individual made a party to the proceeding because he or she is or was a director, officer, employee, fiduciary, or agent of the corporation, against liability incurred in the proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in or not opposed to, the corporation’s best interest, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Company may not, however, indemnify a director, officer, employee, fiduciary, or agent of the corporation in connection with a proceeding by or in the right of a corporation in which such party was adjudged liable to the corporation, or in connection with any other proceeding charging that such party derived an improper personal benefit, whether or not involving his or her official capacity, in which proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Refer to “Item 15 - Financial Statements and Exhibits” below.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On or about May 15, 2009, the Company engaged M&K CPAS, PLLC (“New Accountant”) to audit the Company’s financial statements for the year ended December 31, 2008. The New Accountant has been engaged for general audit services and not because of any particular transaction or accounting principle, or because of any disagreement with the Company’s former accountant, Dale Matheson Carr-Hilton Labonte, LLP (the “Former Accountant”).

Prior to engaging the New Accountant, the Company had not consulted with the New Accountant regarding the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or a reportable event, nor did the Company consult with the New Accountant regarding any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

The Former Accountant was dismissed effective May 15, 2009. The Former Accountant’s report on the Company’s financial statements during its past fiscal year did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, except for a going concern qualification contained in its audit report for the fiscal year ended December 31, 2007.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS.

FINANCIAL STATEMENTS OF ONEPAK, INC.

•	Unaudited Balance Sheets as of September 30, 2009 and December 31, 2008

•	Unaudited Statements of Operations for the Nine Months Ended September 30, 2009 and 2008

•	Unaudited Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008

•	Unaudited Notes to Financial Statements

•	Reports of Independent Registered Public Accounting Firms

•	Balance Sheets as of December 31, 2008 and 2007

•	Statements of Operations for the Years Ended December 31, 2008 and 2007

•	Statements of Cash Flows for the Years Ended December 31, 2008 and 2007

•	Statements of Stockholders’ Equity for the Years Ended December 31, 2008 and 2007

•	Notes to Financial Statements

EXHIBITS.

Exhibit 3.1	Articles of Incorporation *

Exhibit 3.2	Certificate of Amendment of Articles of Incorporation *

Exhibit 3.3	Certificate of Amendment of Articles of Incorporation *

Exhibit 3.4	Certificate of Amendment of Articles of Incorporation *

Exhibit 3.5	Certificate of Amendment of Articles of Incorporation *

Exhibit 3.6	Certificate of Designation *

Exhibit 3.7	Bylaws *

Exhibit 3.8	Specimen Stock Certificate *

Exhibit 4.1	Stock Option Plan **

Exhibit 10.1	Global Enterprise Contract **

Exhibit 10.2	Loans from Related Parties **

Exhibit 10.3	Orleans, Massachusetts Office Lease **

Exhibit 10.4	Steven V. Andon Employment Agreement **

Exhibit 10.5	Charles A. Andon Employment Agreement **

Exhibit 10.6	Hampshire Capital Corporation Agreement **

Exhibit 10.7	Citrine Agreements **

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

*	Previously filed.
**	Exhibits being submitted to the Commission in hard copy only.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010	/S/ STEVEN V. ANDON
Steven V. Andon, Chief Executive Officer

ONEPAK, INC.

UNAUDITED FINANCIAL STATEMENTS

OnePak, Inc.

Balance Sheets

(Unaudited)

As of September 30, 2009 and December 31, 2008

	September 30, 2009	December 31, 2008
	(Unaudited)
ASSETS

CURRENT
Cash	$29,656	$58,157
Accounts receivable	97,906	242,271
Inventories	50,426	68,318
Prepaid expenses and deposits	21,228	28,227

TOTAL CURRENT ASSETS	199,216	396,973
COMPUTER SOFTWARE AND EQUIPMENT, NET	240,655	231,913

TOTAL ASSETS	$439,871	$628,886

LIABILITIES

CURRENT
Accounts payable	$209,136	$247,639
Loans payable	—	185,750
Capital lease payable, current portion	—	10,750

TOTAL CURRENT LIABILITIES	209,136	444,139

LOANS PAYABLE, LONG-TERM	—	—
CAPITAL LEASE PAYABLE, LONG-TERM	—	17,290

TOTAL LIABILITIES	209,136	461,429

STOCKHOLDERS’ EQUITY
Class A preferred stock, $0.001 par value, 100,000,000 shares authorized, no shares issued and outstanding	—	—
Class B preferred stock, $0.001 par value, 100,000,000 shares authorized, 0 and 333,333 shares issued and outstanding, respectively	—	333
Common stock, $0.001 par value, 100,000,000 shares authorized, 23,277,570 and 21,787,113 shares issued and outstanding, respectively	23,278	21,787
Additional paid-in capital	3,825,672	3,032,802
Stock payable	52,400	—
Preferred stock dividends payable in common shares	—	8,164
Accumulated deficit	(3,670,615)	(2,895,629)

TOTAL STOCKHOLDERS’ EQUITY	230,735	167,457

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$439,871	$628,886

See accompanying notes to financial statements.

OnePak, Inc.

Statements of Operations

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

	Nine Months Ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)
REVENUES	$738,627	$423,143
COST OF SALES	214,362	283,826

GROSS PROFIT	524,265	139,317

OPERATING EXPENSES:
Depreciation and amortization	73,507	37,575
Consulting fees	290,965	367,539
Professional fees	129,790	158,407
Salaries and wages	284,105	223,762
General and administrative	478,162	303,820

TOTAL OPERATING EXPENSES	1,256,529	1,091,103

OPERATING LOSS	(732,264)	(951,786)

Non-operating income (expense):
Gain on conversion of loans payable	3,469	—
Interest income	87	2,580
Interest expense	(33,839)	(4,564)

NET LOSS	(762,547)	(953,770)

Preferred stock dividends payable in common shares	(12,439)	(3,123)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(774,986)	$(956,893)

LOSS PER SHARE - Basic and diluted	$(0.04)	$(0.04)

WEIGHTED AVERAGE SHARES OUTSTANDING - Basic and diluted	21,841,292	21,746,315

See accompanying notes to financial statements.

OnePak, Inc.

Statements of Cash Flows

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

	Nine Months Ended September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(762,547)	$(953,770)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	73,507	37,575
Stock-based compensation	308,583	22,426
Gain on conversion of loans payable	(3,469)	—
Changes in operating assets and liabilities:
Accounts receivable	144,365	(68,452)
Inventories	17,892	31,182
Prepaid expenses	9,394	(44,865)
Accounts payable	(19,437)	35,715
Due to related parties	—	(8,027)

Net cash used in operating activities	(231,712)	(948,216)

Cash flows from investing activities:
Purchases of computer software and equipment	(82,249)	(16,083)

Net cash used in investing activities	(82,249)	(16,083)

Cash flows from financing activities:
Common stock issued for cash	68,500	81,666
Preferred stock issued for cash	—	250,000
Subscriptions received	45,000	—
Borrowings of debt	200,000	120,000
Payments on lease borrowings	(28,040)	(3,201)

Net cash provided by financing activities	285,460	448,465

Net change in cash	(28,501)	(515,834)
Cash, beginning of period	58,157	672,064

Cash, end of period	$29,656	$156,230

Supplemental disclosure of cash flow information:
Non-cash investing and financing transactions:

Conversion of preferred stock to common stock	$20,603	$—

Common stock issued for subscriptions received	$—	$187,000

Purchase of leased assets	$—	$33,859

Preferred stock dividend payable in common shares	$12,439	$3,123

Conversion of loans payable and accrued interest to common stock	$407,211	$—

See accompanying notes to financial statements.

OnePak, Inc.

Notes to Financial Statements

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of OnePak, Inc. (the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”), and should be read in conjunction with the audited financial statements and notes thereto.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

2. GOING CONCERN

As of September 30, 2009, the Company has recurring losses and an accumulated deficit of $3,670,615. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to obtain funding to finance operating losses until the Company is profitable. The Company expects to be financed through equity capital; however, in the event the Company is unable to obtain additional equity financing, the Company may not be able to continue its operations.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”). The FASB Accounting Standards Codification (“Codification”) became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates (“ASU’s”). The FASB will not consider ASU’s as authoritative in their own right; rather these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. SFAS 168 is incorporated in ASC Topic 105, Generally Accepted Accounting Principles. The Company adopted SFAS 168 in the third quarter of 2009, and the Company will provide reference to both the Codification topic reference and the previously authoritative references related to Codification topics and subtopics, as appropriate.

In May 2009, the Emerging Issues Task Force issued EITF No. 07-05, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-05”). EITF 07-05, which is now incorporated in FASB ASC Topic 815 – 40, Derivatives and Hedging—Contracts in Entity’s Own Stock, provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

adoption of EITF 07-05 has affected the accounting for certain freestanding warrants and preferred stock that contains exercise price adjustment features (“down round provisions”). The Company does not expect the adoption of EITF 07-05 to have an impact on the Company’s results of operations, financial condition or cash flows.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (”SFAS 165”). SFAS 165, which is incorporated in FASB ASC Topic 855, Subsequent Events, establishes standards for accounting for and disclosing subsequent events (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). SFAS 165 requires an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. The Company does not expect the adoption of SFAS 165 to have an impact on the Company’s results of operations, financial condition or cash flows.

4. FACTORING OF RECEIVABLES

During 2009, the Company started participating in an arrangement with a third party facilitator (the “facilitator”) whereby the Company’s receivables from selected major customers are auctioned through an on-line platform to the highest bidder (“buyer”). The Company determines the length of the auction and controls all of the pricing parameters, setting the minimum amount they are willing to accept for selling the receivable(s) and the maximum fee the Company is willing to pay the buyer. Transactions under this arrangement are accounted for as sales of financial assets, and receivables sold under this arrangement are excluded from the Company’s balance sheet. The Company normally receives approximately 80% to 85% of the face value of the invoices upon closing of the auction, less factoring discount fees. The remaining balance, less factoring discount fees, is received when the customer pays the full amount of the invoice. Factoring discount fees and other charges related to factoring receivables are recorded as interest expense in the Company’s statement of operations.

Factoring discount fees, which with increases based upon a time frame of receivables outstanding, vary depending on final bidding results, but approximates 2% of the invoice amount as of September 30, 2009, with the customer repaying the invoice within 90 days from the invoice date.

5. RELATED PARTY TRANSACTIONS

	Nine Months Ended September 30,
	2009	2008
Wages paid to chief executive officer and president	$141,231	$135,000
Wages paid to spouse of chief executive officer and president	18,000	27,000
Consulting fees paid to corporation controlled by a director	—	75,000
Fees paid to chief financial officer	—	2,480
Consulting fees paid to chief information technology officer	84,000	69,200
Payment of auto lease of chief executive officer and president	4,702	5,031
Consulting fees paid to director	10,000	—

	$257,933	$313,711

The following amounts were paid to officers, directors and the spouse of an officer:

On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month.

The Company made auto lease payments for the chief executive officer and president for the nine months ended September 30, 2009 of $4,702 (September 30, 2008—$5,031).

On January 1, 2008, the Company entered into a consulting agreement with Chevco Consulting Group for the computer and information technology related services of Charles Andon, the Company’s Chief Information Officer and one of the Company’s directors, for compensation of $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

On August 10, 2009, the Company entered into a consulting agreement with Hampshire Capital Corporation for the latter to provide executive, administrative and corporate support services specifically in the area of financial and investor relations communication. The agreement is effective July 1, 2009, has a term of 41 months and requires monthly payment to Hampshire Capital Corporation of $0 for the first 2 months, $5,000 for the next 3 months, and $15,000 for the remaining 36 months. Hampshire Capital Corporation is solely owned by one of the directors of the Company.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

6. COMPUTER SOFTWARE AND EQUIPMENT

SEPTEMBER 30, 2009

	Cost	Accumulated Amortization	Net Book Value

Computer software	$281,083	$103,722	$177,361
Packaging plates and dies	21,323	10,086	11,237
Office furniture and equipment	80,008	27,951	52,057

	$382,414	$141,759	$240,655

DECEMBER 31, 2008

	Cost	Accumulated Amortization	Net Book Value

Computer software	$198,833	$45,080	$153,753
Packaging plates and dies	21,324	6,889	14,435
Office furniture and equipment	80,008	16,283	63,725

	$300,165	$68,252	$231,913

7. LOANS PAYABLE

The Company entered into promissory notes totaling $385,750 with third parties and requiring interest to be paid on maturity. The loans payable are as follows:

Date of Loan	Interest Rate	Amount

October 31, 2008	8%	$100,000
December 1, 2008	8%	38,250
December 22, 2008	8%	12,500
December 26, 2008	8%	35,000
January 19, 2009	8%	100,000
March 19, 2009	8%	100,000

		$385,750

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

On September 25, 2009, the lenders agreed to convert the loans payable and accrued interest into common share units at a conversion price of $0.75 per share, and a gain on loan conversion amounting to $3,469 was recorded.

8. CAPITAL LEASE PAYABLE

The Company entered into a 36 month lease agreement to purchase equipment costing $33,859. The lease agreement requires monthly payments of $1,061 and a terminal payment of $100 at the end of the lease. The effective interest of the lease is 8.5%. On June 30, 2009, the Company repaid the capital lease.

	September 30, 2009	December 31, 2008

Balance	$—	$28,040
Current portion		10,750

Long term portion	$—	$17,290

9. STOCK PAYABLE

On May 27, 2009, the Company received $45,000 in subscriptions for Class B preferred stock units.

On August 14, 2009, the Company authorized the issuance of 20,000 common shares for payment of fees incurred by the Company in connection with its presentation at a trade conference in November of 2008. A stock payable of $7,400 was recorded based on the closing stock price on the date the shares were authorized.

10. CAPITAL STOCK

(A) COMMON STOCK

Authorized: 100,000,000 common shares with a par value of $0.001 per share

Prior to December 31, 2007, the Company received $187,000 in subscriptions for 249,332 units which were not issued until 2008. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On February 1, 2008, the Company completed a private placement of 99,998 units at a price of $0.75 per unit for proceeds of $81,666. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On July 1, 2009, the Company commenced a private placement offering of 4,000,000 common share units at a price of $0.75 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one common share at a price of $0.75 per common share for a period of 30 months from the date of issue and at $1.25 per common share for a further 30 months.

During the quarter ended September 30, 2009, the Company issued 91,332 common share units pursuant to the private placement for proceeds of $68,500.

During the quarter ended September 30, 2009, 333,333 preferred shares were converted into common shares. Accumulated dividends at the time of conversion were paid by issuance of 27,470 common shares at a price of $0.75 per common share.

Also during the quarter ended September 30, 2009, the Company settled a death benefit claim with the beneficiary of a former contractor. The death benefit was originally for $500,000 and the beneficiary agreed to settle for 500,000 common shares of the Company at a fair value of $0.37 per share based on the closing stock price on the date of issue.

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

On September 25, 2009, the lenders of the notes payable of $385,750 (Note 6) converted the principal balance and accrued interest into common share units of 538,322 units. The units were comprised of one common share and one common share purchase warrant. The Company recorded a gain on loan conversion amounting to $3,469 during the nine month period ended September 30, 2009.

(B) PREFERRED STOCK

Class A Preferred Stock

Authorized:

96,000,000 Class A preferred shares with a par value of $0.001 per share, non-voting, cumulative, with an 8% dividend yield payable in common shares on the anniversary of their issuance. The dividend is calculated on the basis of $0.50 per common share. Issued and outstanding preferred shares are convertible into common shares on a one to one basis at the option of the holder and automatically upon the Company: (a) becoming a reporting issuer in any Province or Territory of Canada; or (b) the Company or the preferred shares being registered under the U.S. Securities Act of 1933, as amended or the U.S. Securities and Exchange Act of 1934, as amended.

Class B Preferred Stock

Authorized:

4,000,000 Class B preferred shares with a par value of $0.001 per share, non-voting, with an 8% cumulative dividend payable in cash, if the Company has positive cash flow, and in common shares at a price of $0.75 per common share if the Company does not have positive cash flow, convertible at the option of the holder at a conversion price of $0.75 per common share for 30 months and at $1.25 per common share for a further 30 months and automatically convertible to common shares 5 years after the date of issue. On liquidation, the Class B preferred shares and accumulated dividends have preference over the common shares. Upon the death of the chief executive officer and president, the Class B preferred shares are redeemable at their issue price plus accrued dividends from the proceeds, up to $4,000,000, of a life insurance policy on the life of the chief executive officer and president that is owned by the Company.

On August 4, 2008, the Company completed a private placement of 333,333 Class B preferred share units for proceeds of $250,000. Each unit consisted of one Class B preferred share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share until February 3, 2011, and at $1.25 per common share until August 3, 2013.

During the quarter ended September 30, 2009, the Class B preferred shares were converted into common shares on a one for one basis and at a conversion price of $0.75 per share, in accordance with related conversion rights. Accumulated dividends at the time of conversion were also paid by issuance of common shares at a price of $0.75 per common share. The accumulated dividends of $20,603 were paid by the issuance of 27,470 common shares during the quarter ended September 30, 2009. No gain or loss was recorded upon conversion.

(C) STOCK OPTIONS

The Company adopted its 2006 Stock Option Plan effective December 6, 2006, which was amended and restated on March 19, 2007 (the “Plan”). The number of common shares that may be issued under the Plan cannot exceed 15% of the issued and outstanding shares at that time, calculated on a fully diluted basis. Options granted under the Plan will have a term not to exceed five years from the date of grant.

On February 22, 2007, the Company granted 3,000,000 stock options and at July 7, 2008, the Company granted 48,000 stock options. The stock options have a term of five years from the date of grant. Each stock option agreement provides for the term of vesting.

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

On August 14, 2009, the Company issued 375,000 stock options. The stock options have a term of five years from the date of grant and vested immediately.

The terms of vesting for the stock options granted on February 21, 2007 are as follows:

Number of Stock Options	Terms of Vesting
1,050,000	One half on the date of grant and the balance eighteen months from the date of grant
350,000	150,000 stock options vested on the date of grant and balance at 10,000 per month
250,000	10,000 stock options vested on the date of grant and the balance at 10,000 per month
100,000	4,000 stock options vested on the date of grant and the balance at 3,000 per month
1,000,000	All stock options vested on the date of the agreement with Fleming Graham, Incorporated
150,000	At the rate of 75 stock options per hour and a minimum work week of 32 hours per week
100,000	At the rate of 5,000 stock options per month

3,000,000

A summary of the outstanding stock options is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance as of December 31, 2007	3,000,000	$0.50
-Cancelled	(1,350,000)	(0.05)
-Granted	48,000	0.50

Balance as of December 31, 2008	1,698,000	$0.50
-Granted	375,000	$0.75

Balance as of September 30, 2009	2,073,000	$0.55

At the end of 2007, the chief financial officer died and the 350,000 stock options granted to him were cancelled during the year ended December 31, 2008.

On July 1, 2008, the consulting contract with Fleming Graham, Incorporated was terminated and the 1,000,000 stock options granted pursuant to the consulting contract were cancelled.

On July 7, 2008, the Company granted 48,000 stock options to ALACO, Inc. for the services of Josh Andrews. The stock options are exercisable two years from the date of grant and vest at the rate of 2,000 stock options per month.

On August 14, 2009, the Company granted 350,000 stock options to two of its Board of Directors for services and 25,000 stock options to an Advisory Board member. The stock options vest immediately.

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

The fair value of the 3,000,000 stock options granted during the year ended December 31, 2007 was estimated at $45,423 ($0.015 per stock option) and the fair value of the 48,000 stock options granted on July 7, 2008 was estimated at $275 ($0.006 per stock option) and the fair value of the 375,000 stock options granted on August 14, 2009 was estimated at $100,502 using the Black-Scholes option pricing model using the following assumptions:

	February 22 2007	July 7 2008	August 14 2009
Fair market value of shares	$0.02	$0.02	$0.37
Strike price	$0.50	$0.50	$0.75/$1.25
Volatility	163%	163%	163%
Expected life in years	5	2	2.5
Risk free rate of interest	3.88%	2.47%	1.34%

(D) WARRANTS

The outstanding warrants are as follows:

Number Of Warrants	Exercise Price	Fair Value of Warrants	Expiry Date
136,666	$1.25	$460	November 7, 2011
248,000	$1.25	830	November 20, 2011
3,000,000	$0.75	13,519	December 28, 2010
687,337	$1.25	2,283	December 11, 2011
349,330	$1.25	1,150	January 31, 2012
333,333	$0.75/1.25	2,844	February 3, 2011/August 3, 2013
538,322	$0.75/1.25	192,615	September 25, 2014
33,333	$0.75/1.25	17,081	August 13, 2014

5,326,321		$230,782

The Company issued warrants in connection with the issuance of preferred and common stock. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common stock that were completed in three tranches on November 8, 2007, November 21, 2007, and December 12, 2007.

On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common stock.

On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred stock.

On August 14, 2009, the Company authorized the issuance of 33,333 warrants for payment of presentation fees incurred by the Company.

On September 25, 2009, lenders agreed to convert loans payable and accrued interest into 538,322 common share units, with each unit including one common share purchase warrant (Note 7).

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

On August 5, 2009, the Company amended the expiration date of the following warrants:

Issue Date	Number of Warrants	Exercise Price	Original Expiry Date	New Expiry Date
December 29, 2005	3,000,000	$0.75	November 21, 2009	December 28, 2010
November 8, 2007	136,666	$1.25	November 6, 2009	November 7, 2011
November 21, 2007	248,000	$1.25	November 21, 2009	November 20, 2011
December 12, 2007	687,337	$1.25	December 12, 2009	December 11, 2011
February 1, 2008	349,330	$1.25	February 1, 2010	January 31, 2012

11. COMMITMENTS

	1 Year	2 to 3 Years	4 to 5 Years
Office lease	$11,364	$8,523	$—
Auto lease	5,988	4,990	—
Equipment lease	10,905	14,205	—
Consulting contracts	426,000	744,000	252,000
Employment contract	180,000	285,000	—

	$634,257	$1,056,718	$252,000

In February 2006, the Company committed to make payments on behalf of the chief executive officer and president to a four year auto lease beginning in February 2006 at an annual cost of $5,988.

On January 10, 2007, the Company entered into an office lease for the period ending December 31, 2008 and requiring payments of $947 per month. On January 5, 2009, the lease was extended for two years with rent to be adjusted for changes in the Northeast Regional Consumer Price Index.

On July 7, 2007, the Company entered into a consulting agreement with ALACO, Inc. to provide the logistics and transportation services of Josh Andrews for a term of two years for compensation of $7,000 per month.

On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month.

On January 1, 2008, the Company entered into a consulting agreement for computer services with Chevco Consulting Group for $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

On July 7, 2008, the Company entered into a consulting agreement with Imarcom, Inc. to provide the marketing and business development services of Shawn Stockman for a fee of $2,000 per week for a term of up to 2 years plus bonuses of $25,000 if the Company’s annual sales exceed $1,000,000 and $50,000 if annual sales exceed $2,000,000.

On August 10, 2009, the Company entered into a consulting agreement with Hampshire Capital Corporation to provide the advisory services of Philip Baker. The agreement is effective July 1, 2009, has a term of 41 months and provides for monthly payments of $5,000 per month commencing September 1, 2009 for three months and $15,000 per month commencing December 1, 2009.

The Company guarantees 100% satisfaction by clients or their purchase is fully refundable. This would result in refunding the customer purchase upon return of purchased goods to the Company. If a refund is made because a

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

customer never received the product, a claim is made to the carrier used to deliver the product. No reserves have been recorded on the books for liabilities relating to guarantees because the amounts due, if any, are immaterial, as the Company has had minimal refunds to date.

12. CONCENTRATIONS OF CREDIT RISK

Approximately 97% of the Company’s revenues are obtained from four customers and the same customers represent a significant portion of the accounts receivable. The Company is exposed to significant sales and accounts receivable concentration. Sales to these customers are not made pursuant to a long term agreement. Customers are under no obligation to continue to purchase from the Company.

For the nine months ended September 30, 2009, four customers accounted for approximately 97% of revenue.

As of September 30, 2009, two customers accounted for 52% and 31%, respectively, of the outstanding accounts receivable.

As of December 31, 2008, one customer accounted for 95% of the outstanding accounts receivable.

For the nine months ended September 30, 2008, two customers accounted for 73% and 22%, respectively, of revenue.

The Company is engaged primarily in the sale of packaging products and manages related industry risk issues directly. The Company may be at risk for fluctuations in commodity prices.

The Company does not finance working capital or capital assets through interest bearing debt. Therefore, the Company does not have any interest rate risk or availability of interest bearing debt risk.

13. SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:

	2009	Nine Months Ended September 30, 2008
Interest	$8,458	$—
Taxes	$—	$1,436

14. SUBSEQUENT EVENTS

Subsequent to September 30, 2009, the following events occurred:

During the month of October 2009, the Company completed the first tranche of a private placement offering of up to four million common share units to raise additional capital to support the expansion of the Company’s business. Each unit consists of one share of common stock and a warrant to purchase one share of common stock exercisable at $0.75 per share for the first 30 months from the date of issuance and at $1.25 for an additional 30 months.

The Company issued 629,656 common share units consisting of 629,656 common shares and 629,656 purchase warrants in accordance with the terms of the private placement.

The Company issued 20,000 common shares in payment of fees incurred by the Company in connection with its presentation at a trade conference in November of 2008. At September 30, 2009, this was reflected as a stock payable of $7,400 based on the closing stock price on the date the shares were authorized.

OnePak, Inc.

Notes to Financial Statements—(Continued)

(Unaudited)

Nine Months Ended September 30, 2009 and 2008

The Company signed a new contract with its largest client (a non-related party) to provide information technology services. The contract has no specific term and payments are based on when deliverables are produced. The contract value is $400,000. In addition, the Company signed a second new contract with the same company to provide web hosting and return shipping label services. The contract has a three year term and payments are based on transaction fees. The contract has no specific value as future volumes of transactions are not known.

There are no additional subsequent events to report through February     , 2009, the date the financial statements were issued.

ONEPAK, INC.

[LETTERHEAD OF M&K CPAS, PLLC]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

OnePak, Inc.

Orleans, Massachusetts

We have audited the accompanying balance sheet of OnePak, Inc. (the “Company”) as of December 31, 2008 and the related statements of operations, stockholders’ equity and cash flows for the year then ended. The financial statements for the year ended December 31, 2007 were audited by other auditors whose report expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OnePak, Inc. as of December 31, 2008 and the results of its operations and cash flows for the periods described above in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC
www.mkacpas.com
Houston, Texas
October 22, 2009

[LETTERHEAD OF DALE MATHESON CARR-HILTON LABONTE LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of OnePak, Inc.

We have audited the accompanying balance sheet of OnePak, Inc. as of December 31, 2007 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of OnePak, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dale Matheson Carr-Hilton Labonte LLP
Dale Matheson Carr-Hilton Labonte LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
October 22, 2009

OnePak, Inc.

Balance Sheets

As of December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Assets
Current
Cash	$58,157	$672,064
Accounts receivable	242,271	97,799
Inventories	68,318	102,748
Prepaid expenses and deposits	28,227	27,676

Total Current Assets	396,973	900,287
Computer software and equipment, net	231,913	147,566

Total Assets	$628,886	$1,047,853

Liabilities
Current
Accounts payable	$247,639	$140,127
Due to related parties	—	8,027
Loans payable	185,750	—
Capital lease payable, current portion	10,750	—

Total Current Liabilities	444,139	148,154
Capital lease payable, long term	17,290	—

Total Liabilities	461,429	148,154

Stockholders’ Equity
Class A preferred stock, $0.001 par value, 96,000,000 shares authorized, no shares issued and outstanding	—	—
Class B preferred stock, $0.001 par value, 4,000,000 shares authorized, 333,333 and no shares issued and outstanding, respectively	333	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 21,787,113 and 21,437,783 shares issued and outstanding, respectively	21,787	21,437
Additional paid-in capital	3,032,802	2,499,059
Common share subscriptions	—	187,000
Preferred stock dividends payable in common stock	8,164	—
Retained deficit	(2,895,629)	(1,807,797)

Total Stockholders’ Equity	167,457	899,699

Total Liabilities and Stockholders’ Equity	$628,886	$1,047,853

See accompanying notes to financial statements

OnePak, Inc.

Statements of Operations

Years Ended December 31, 2008 and 2007

	Years Ended
	December 31,	December 31,
	2008	2007
Revenues	$710,853	$233,293
Cost of sales	462,541	203,234

Gross profit	248,312	30,059

Operating expenses
Amortization	52,471	14,224
Consulting fees	469,958	407,889
Interest expense	8,740	—
Professional fees	166,468	196,009
Salaries and wages	309,665	339,923
General and administrative expenses	324,090	274,061

Total operating expenses	1,331,392	1,232,106

Operating loss	(1,083,080)	(1,202,047)
Corporate restructuring fee	—	(63,278)
Interest income	3,412	11,718

Net loss	(1,079,668)	(1,253,607)
Preferred stock dividends payable in common shares	(8,164)	(70,141)

Net loss attributable to common stockholders	$(1,087,832)	$(1,323,748)

Loss per share
Basic and fully diluted	$(0.05)	$(0.08)

Weighted average number of shares outstanding
Basic and fully diluted	21,757,444	15,688,451

See accompanying notes to financial statements

OnePak, Inc.

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	Years Ended
	December 31,	December 31,
	2008	2007
Cash flows from operating activities
Net loss	$(1,079,668)	$1,253,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	52,472	14,223
Stock-based compensation	22,425	23,055
Interest receivable from director	—	—
Common stock issued for services	—	63,278
Change in operating assets and liabilities:
Accounts receivable	(144,472)	3,736
Inventories	34,430	(47,684)
Prepaid expenses and deposits	(551)	2,458
Accounts payable and accrued liabilities	107,512	108,859
Due to related parties	(8,027)	(2,886)
Deferred revenue	—	—

Net cash used in operating activities	(1,015,879)	(1,088,568)

Cash flows from investing activities
Purchase of computer software and equipment	(102,959)	(152,738)

Net cash used in investing activities	(102,959)	(152,738)

Cash flows from financing activities
Common stock issued for cash	75,000	804,000
Subscriptions received in advance	—	187,000
Preferred stock issued for cash	250,000	140,000
Borrowings of debt	185,750	—
Payments on lease borrowings	(5,819)	—

Net cash provided by financing activities	504,931	1,131,000

Decrease in cash	(613,907)	(110,306)
Cash, beginning of year	672,064	782,370

Cash, end of year	$58,157	$672,064

Non-cash investing and financing activities not included above:
Common stock issued for subscriptions received	$187,000	$—
Preferred stock dividends paid and payable in common shares	$8,164	$100,944
Purchase of lease assets	$33,859	$—

See accompanying notes to financial statements

OnePak, Inc.

Statements of Stockholders’ Equity

Years Ended December 31, 2008 and 2007

Common Stock		Class A Preferred Stock		Class B Preferred Stock
	Shares	Aggregate Par Value	Shares	Aggregate Par Value	Shares	Aggregate Par Value
Balance, December 31, 2006	14,000,000	$14,000	2,720,000	$2,720	—	$—
Class A preferred stock issued for cash	—	—	280,000	280	—	—
Subscriptions received for for common stock	—	—	—	—	—	—
Conversion of Class A preferred stock	3,000,000	3,000	(3,000,000)	(3,000)	—	—
Accretion of Class A preferred stock dividend	—	—	—	—	—	—
Class A preferred stock dividend paid in common stock	201,888	202	—	—	—	—
Common stock issued to
Citrine Holdings Limited	3,163,892	3,164	—	—	—	—
Common stock issued for cash	1,072,003	1,072	—	—	—	—
Stock-based compensation	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—

Balance, December 31, 2007	21,437,783	21,437	—	—	—	—
Common stock issued for cash	99,998	100	—	—	—	—
Common stock issued for subscriptions	249,332	249	—	—	—	—
Class B preferred stock issued for cash	—	—	—	—	333,333	333
Accretion of Class B preferred stock dividend	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—

Balance, December 31, 2008	21,787,113	$21,786	—	$—	333,333	$333

	Additional Paid-In Capital	Common Share Subscriptions	Dividends Payable In Common Stock	Retained Deficit	Stockholders’ Equity
Balance, December 31, 2006	$1,372,524	—	$30,803	$(484,049)	$935,998
Class A preferred stock issued for cash	139,720	—	—	—	140,000
Subscriptions received for for common stock	187,000	—	—	187,000
Conversion of Class A preferred stock	—	—	—	—	—
Accretion of Class A preferred stock dividend	—	—	70,141	(70,141)	—
Class A preferred stock dividend paid in common stock	100,742	—	(100,944)	—	—
Common stock issued to
Citrine Holdings Limited	60,090	—	—	—	63,254
Common stock issued for cash	802,928	—	—	—	804,000
Stock-based compensation	23,055	—	—	—	23,055
Net loss for the year	—	—	—	(1,253,607)	(1,253,607)

Balance, December 31, 2007	2,499,059	187,000	—	1,807,797	899,699
Common stock issued for cash	74,900	—	—	—	75,000
Common stock issued for subscriptions	186,751	(187,000)	—	—	—
Class B preferred stock issued for cash	249,667	—	—	—	250,000
Accretion of Class B preferred stock dividend	—	—	8,164	(8,164)	—
Stock-based compensation	22,425	—	—	—	22,425
Net loss for the year	—	—	—	(1,079,668)	(1,079,668)

Balance, December 31, 2008	$3,032,802	$8,164	$(2,895,629)	$167,457

See accompanying notes to financial statements

OnePak, Inc.

Notes to Financial Statements

Years Ended December 31, 2008 and 2007

1. Organization and Summary of Significant Accounting Policies

OnePak, Inc. (“the Company”) was incorporated under the laws of the state of Nevada on March 30, 2005, and provides logistics services to the electronic waste industry throughout the United States.

The accompanying audited financial statements for the years ended December 31, 2008 and 2007 have been prepared in accordance with US generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements including the notes thereto for the years ended December 31, 2008 and 2007.

(a) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

(b) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of assets, the useful life of equipment, the recoverability of deferred income tax assets, and the determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(c) Loss per Share

SFAS 128, “Earnings Per Share,” requires earnings per share to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (convertible notes and interest on the notes, stock awards and stock options) outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if options to purchase common stock were exercised for shares of common stock. Basic and diluted EPS are the same as the effect of our potential common stock equivalents would be anti-dilutive.

(d) Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values due to their immediate or short-term maturity. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company limits its exposure to credit loss by placing its cash and term deposits with high credit quality financial institutions.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

In September 2006, the FASB issued FAS 157, “Fair Value Measurements,” which clarifies how to measure fair value and requires expanded fair value measurement disclosures. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy, intended to disclose information about the relative reliability of fair value measurements with the highest priority being quoted prices in active markets for identical assets or liabilities. FAS 157 is effective January 1, 2008 for financial assets and liabilities, and for any other fair value measurements made on a recurring basis. For all other fair value measurements, FAS 157 will be effective January 1, 2009. The financial instruments standard established recognition and measurement criteria for financial assets, financial liabilities and financial derivatives.

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

(e) Cash

Cash consists of cash on deposit with banks or equivalents including cash like instruments with an original maturity of 90 days or less. There were no cash equivalents as of December 31, 2008 and 2007.

(f) Accounts Receivable

Accounts receivable are recorded at cost less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any accounts receivable that management believes is impaired. The Company considers the financial condition of the customers, the aging of accounts receivable, the current business environment and historical collection experience when assessing impairment. The Company determined that no allowance for bad debts was necessary as at December 31, 2008 and 2007.

(g) Inventories

Inventories consists of boxes, air packaging materials, tubes and labels which are recorded at the lower of cost or net realizable value. Inventory is accounted for using the FIFO basis.

(h) Computer Software and Equipment

Computer software and equipment are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the related assets using the straight line basis. Expenditures for maintenance and repairs are expensed as incurred and major improvements are capitalized. The estimated useful lives are as follows:

Packaging plates and dies - 4 years

Office furniture and equipment - 5 to 7 years

Computer software - 3 to 5 years

(i) Revenue Recognition

Revenue from the sale of packaging and shipping supplies is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms. Revenue from service contracts is recognized as services are provided. Deposits received before supplies are shipped are recorded as deferred revenue.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

The Company guarantees 100% satisfaction by clients or their purchase is fully refundable. This would result in refunding the customer purchase upon return of purchased goods to the Company. No reserves have been recorded on the books for liabilities relating to guarantees because the amounts due, if any, are immaterial, as the Company has had minimal refunds to date.

(j) Income Taxes

During the initial period ended December 31, 2005, the Company elected to be treated as a small business corporation under Subchapter S of the Internal Revenue Code and accordingly was not responsible for payments of federal income taxes, which is the responsibility of the shareholders. Since the Company has incurred net operating losses for the years ending December 31, 2008 and 2007, accordingly no provision for current income taxes has been recorded.

The Company has adopted the provisions of SFAS 109, “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected deferred tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

(k) Stock-based Compensation

A stock option plan was approved by the Board of Directors on December 6, 2006, and was amended and restated on March 19, 2007 (See note 8(c)). The Company accounts for stock-based compensation and other stock-based payments in accordance with SFAS No. 123(R), Share-Based Payment. The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The fair value of the stock options is determined using the Black-Scholes option pricing mode and is recognized as an expense over the requisite service period. Any consideration paid by employees on the exercise of the options is credited to additional paid-in capital.

(l) Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”- an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Guidance is also provided on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. OnePak adopted the provisions of FIN 48 in 2007 and no material uncertain tax positions were identified. Thus, the adoption of FIN 48 did not have an impact on OnePak’s financial statements.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

We adopted the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurement in 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

*	Level 1. Observable inputs such as quoted prices in active markets;

*	Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

*	Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The FASB’s SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of SFAS 115 became effective for us in 2008. SFAS 159 establishes a fair value option that permits entities to choose to measure eligible financial instruments and certain other items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value options have been elected in earnings at each subsequent reporting date. For the year ended December 31, 2008, there were no applicable items on which the fair value option was elected. SFAS 159 may impact our financial statements in the future.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 160 on our financial statements.

In May 2008, the FASB issued FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires issuers of convertible debt instruments that may be settled in cash upon conversion to account separately for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not anticipate that the adoption of FSP APB 14-1 will have a material effect on our results of operations or financial position.

Management does not anticipate that the adoption of these standards will have a material impact on the financial statements.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

2. Going Concern

As of December 31, 2008, the Company has a working capital deficit of $47,166 and retained deficit of $2,895,629. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to obtain funding for its working capital deficit. The Company plans to satisfy current year and future cash flow requirements through operations and equity financing. The Company expects to be financed by equity; however, in the event the Company is unable to obtain additional debt and equity financing, the Company may not be able to continue its operations.

3. Related Party Transactions

	Year Ended December 31,
	2008	2007

Wages paid to chief executive officer and president	$182,581	$118,914
Wages paid to spouse of chief executive officer and president	36,000	36,000
Consulting fees paid to corporation controlled by a director	60,000	65,000
Fees paid to chief financial officer	21,077	110,874
Consulting fees paid to chief information technology officer	132,000	88,400
Consulting fees paid to directors	6,480	—
Payment of auto lease of chief executive officer and president	4,072	4,072

	$442,210	$423,260

The following amounts were paid to officers, directors and the spouse of an officer:

On February 28, 2007, the Company entered into an agreement with Hampshire Capital Corporation to provide executive, administrative, financial and investor relations services for a period of three years at a fee of $5,000 per month. On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month. In December 2006, the Board of Directors approved the advance of $100,000 to the Company’s chief executive officer for the purchase of a new home for his relocation and the funds were advanced on January 9, 2007. The advance has been recorded as wages paid to the chief executive officer and president in the 2007 fiscal year.

The Company makes the auto lease payments for the chief executive officer and president. For the year ended December 31, 2008, lease payments totaled $6,585 and $2,513 was charged to the lease as a personal use.

On January 1, 2008, the Company entered into a consulting agreement with Chevco Consulting Group for the computer services of Charles Andon for compensation of $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

As of December 31, 2008, the Company owed $nil (2007 - $8,207) to a corporation of which one of the Company’s directors is director of accounting services.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

4. Computer Software and Equipment

December 31, 2008

	Accumulated Cost	Net Amortization	Book Value

Computer software	$198,833	$45,080	$153,753
Packaging plates and dies	21,324	6,889	14,435
Office furniture and equipment	80,008	16,283	63,725

	$300,165	$68,252	$231,913

December 31, 2007

	Accumulated Cost	Net Amortization	Book Value

Computer software	$112,377	$7,688	$104,689
Packaging plates and dies	15,111	3,186	11,925
Office furniture and equipment	35,859	4,907	30,952

	$163,347	$15,781	$147,566

5. Loans Payable

The Company entered into promissory notes totaling $185,750 with third parties and requiring interest to be paid on maturity at an interest rate of 8% per year. The promissory notes are due on the following dates:

Date of Loan	Date of Maturity	Amount

October 31, 2008	June 30, 2009	$100,000
December 1, 2008	May 31, 2009	38,250
December 22, 2008	June 22, 2009	12,500
December 26, 2008	July 25, 2009	35,000
January 20, 2009	August 19, 2009

		$185,750

6. Capital Lease Payable

The Company entered into a 36 month lease agreement to purchase equipment costing $33,859. The lease agreement requires monthly payments of $1,061 and a terminal payment of $100 at the end of the lease. The effective interest of the lease is 8.5%.

Balance	$28,040
Current portion	10,750

Long term portion	$17,290

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

The following payments are required in the next three years:

Year
1	$10,750
2	11,718
3	5,572

$28,040

7. Common Share Subscriptions

Prior to December 31, 2007, the Company received $187,000 in subscriptions for 249,332 units which were not issued until 2008. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

8. Capital Stock

(a) Common Stock

The Class A preferred shares were converted into 3,000,000 common shares on August 22, 2007. Accumulated dividends of $100,944 at the time of conversion were paid by issuance of 201,888 common shares at a price of $0.50 per common share.

During the year ended December 31, 2007, the Company issued 3,163,892 common shares to the shareholders of Citrine Holdings Limited at a price of $0.02 per common share. The intent of the transaction was to increase the number of shareholders in the Company for the purpose of meeting minimum requirements for obtaining a future listing on a public exchange in Canada. The payment was made pursuant to an arrangement agreement described in Note 11. The fair market value of the shares of $0.02 was determined by an independent valuator. The Company expensed the payment as a corporate restructuring fee.

In November and December 2007, the Company completed a private placement of 1,072,003 units at a price of $0.75 per unit for proceeds of $804,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

On February 1, 2008, the Company completed a private placement of 99,998 units at a price of $0.75 per unit for proceeds of $75,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $1.25 per share for a period of two years from the date of issue.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

(b) Preferred Stock

Class A Preferred Stock

Authorized:

96,000,000 Class A preferred shares with a par value of $0.001, non-voting, cumulative, with an 8% dividend yield payable in common shares on the anniversary of their issuance. The dividend is calculated on the basis of $0.50 per common share. Issued and outstanding preferred shares are convertible into common shares on a one to one basis at the option of the holder and automatically upon the Company: (a) becoming a reporting issuer in any Province or Territory of Canada; or (b) the Company or the preferred shares being registered under the U.S. Securities Act of 1933, as amended or the U.S. Securities and Exchange Act of 1934, as amended.

Issued:

During 2007, the Company completed a private placement of 280,000 Class A preferred shares for proceeds of $140,000. The accrued dividends on the Class A preferred shares from the date of issue to the date of conversion amounted to $100,944.

The Class A preferred shares were converted into 3,000,000 common shares on August 22, 2007. Accumulated dividends of $100,944 at the time of conversion were paid by issuance of 201,888 common shares at a price of $0.50 per common share.

Class B Preferred Stock

Authorized:

4,000,000 Class B preferred shares with a par value of $0.001, non-voting, with an 8% cumulative dividend payable in cash, if the Company has positive cashflow, and in common shares at a price of $0.75 per common share if the Company does not have positive cash flow, convertible at the option of the holder at a conversion price of $0.75 per common share for 6 months and at $1.25 per common share for a further 4.5 years and automatically convertible to common shares 5 years after the date of issue. On liquidation, the Class B preferred shares and accumulated dividends have preference over the common shares. Upon the death of the chief executive officer and president, the Class B preferred shares are redeemable at their issue price plus accrued dividends from the proceeds, up to $4,000,000, of a life insurance policy on the life of the chief executive officer and president that is owned by the Company.

Issued:

On August 4, 2008, the Company completed a private placement of 333,333 Class B preferred share units for proceeds of $250,000. Each unit consisted of one Class B preferred share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share until February 3, 2011, and at $1.25 per common share until August 3, 2013. The accrued dividends on the Class B preferred shares from the date of issue to December 31, 2008 amounted to $8,164. Since the Company is not in positive cash, the accrued dividends have been presented on the basis that the dividends will be paid by the issue of common shares.

(c) Stock Options

The Company adopted its 2006 Stock Option Plan effective December 6, 2006, which was amended and restated on March 19, 2007 (the “Plan”). The number of common shares that may be issued under the Plan cannot exceed 15% of the issued and outstanding shares at that time, calculated on a fully diluted basis. Options granted under the Plan will have a term not to exceed five years from the date of grant.

On February 22, 2007, the Company granted 3,000,000 stock options and at July 7, 2008, the Company granted 48,000 stock options. The stock options have a term of five years from the date of grant. Each stock option agreement provides for the term of vesting.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

The terms of vesting for the stock options granted on February 21, 2007 are as follows:

Number of Stock Options	Terms of Vesting

1,050,000	One half on the date of grant and the balance eighteen months from date of grant
350,000	150,000 stock options vested on the date of grant and the balance at 10,000 per month
250,000	10,0000 stock options vested on the date of grant and the balance at 10,000 per month
100,000	4,000 stock options vested on the date of grant and the balance at 3,000 per month
1,000,000	All stock options vested on the date of the agreement with Fleming Graham, Incorporated
150,000	At the rate of 75 stock options per hour and a minimum work week of 32 hours per week
100,000	At the rate of 5,000 stock options per month

3,000,000

A summary of the outstanding stock options is as follows:

	Number of Stock Options	Weighted Average Exercise Price

Balance as of December 31, 2006	—	—
Granted	3,000,000	0.50

Balance as of December 31, 2007	3,000,000	$0.50
Cancelled	(1,350,000)	(0.50)
Granted	48,000	0.50

Balance as of December 31, 2008	1,698,000	$0.50

At the end of 2007, the chief financial officer died and the 350,000 stock options granted to him were cancelled during the year ended December 31, 2008.

On July 1, 2008, a consulting contract with Fleming Graham, Inc. was terminated and the 1,000,000 stock options granted pursuant to the consulting contract were cancelled.

On July 7, 2008, the Company granted 48,000 stock options to ALACO, Inc. for the services of Josh Andrews. The stock options are exercisable two years from the date of grant and vest at the rate of 2,000 stock options per month.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

The fair value of the 3,000,000 stock options granted during the year ended December 31, 2007 was estimated at $45,423 ($0.015 per stock option) and the fair value of the 48,000 stock options granted on July 7, 2008 was estimated at $275 ($0.006 per stock option) using the Black-Scholes option pricing model using the following assumptions:

	February 22, 2007	July 7, 2008

Fair market value of shares	$0.02	$0.02
Strike price	$0.50	$0.50
Volatility	163%	163%
Expected life in years	5	2
Balance as of December 31, 2006	3.88%	2.47%

The vested amounts of $23,055 and $22,425 were recorded as stock-based compensation during the years ended December 31, 2007 and 2008, respectively.

The following table sets forth information about the stock options granted under the Plan.

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.50	1,698,000	3.10	$0.50	1,632,000	$0.50

(d) Warrants

The outstanding warrants are as follows:

Number Of Warrants	Exercise Price	Fair Value of Warrants	Expiry Date

136,666	$1.25	$460	November 6, 2009
248,000	$1.25	830	November 21, 2009
3,000,000	$0.75	13,519	November 21, 2009
687,337	$1.25	2,283	December 12, 2009
349,330	$1.25	1,150	February 1, 2010
333,333	$0.75/1.25	2,844	February 3, 2011/August 3, 2013

4,754,666		$21,086

The Company issued warrants in connection with the issuance of preferred and common shares. On November 21, 2007, the Company issued 2,720,000 warrants and subsequently a further 280,000 warrants in connection with the issue of 3,000,000 Class A preferred shares. The Company issued 1,072,003 warrants in connection with a private placement of common shares that were completed in three tranches on November 6, 2007, November 21, 2007, and December 12, 2007.

On February 1, 2008, the Company issued 349,330 warrants in connection with a private placement of common shares.

On August 4, 2008, the Company issued 333,333 warrants in connection with a private placement of Class B preferred shares.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

9. Commitments

	1	2 to 3	4 to 5
	Year	Years	Years

Office lease	$11,364	$11,364	$—
Auto lease	5,988	6,487	—
Equipment lease	10,750	17,290	—
Consulting contracts	392,000	360,000	288,000
Employment contract	180,000	330,000	—

	$600,102	$725,141	$288,000

In February 2006, the Company committed to make payments on behalf of the chief executive officer and president to a four year auto lease beginning in February 2006 at an annual cost of $5,988.

On January 10, 2007, the Company entered into an office lease for the period ending December 31, 2008 and requiring payments of $947 per month.

On January 5, 2009, the lease was extended for two years with rent to be adjusted for changes in the Northeast Regional Consumer Price Index.

On February 28, 2007, the Company entered into an agreement with Hampshire Capital Corporation, a corporation owned solely by a director of the Company, to provide executive, administrative, corporate support and financial and investor relations services for a period of three years for $5,000 per month.

On July 7, 2007, the Company entered into a consulting agreement with ALACO, Inc. to provide the logistics and transportation services of Josh Andrews for a term of two years for compensation of $7,000 per month.

On November 17, 2007, the Company entered into an employment agreement with its chief executive officer and president for a three year term and providing for compensation of $15,000 per month.

On January 1, 2008, the Company entered into a consulting agreement for computer services with Chevco Consulting Group for $12,000 per month. The agreement can be terminated by either party upon 30 days notice.

On June 23, 2008, the Company entered into a 36 month equipment lease with CoActiv Capital Partners requiring monthly payments of $1,061 per month and a terminal payment of $100.

On July 7, 2008, the Company entered into a consulting agreement with Imarcom, Inc. to provide the marketing and business development services of Shawn Stockman for a fee of $2,000 per week for a term of up to 2 years plus bonuses of $25,000 if the Company’s annual sales exceed $1,000,000 and $50,000 if annual sales exceed $2,000,000.

The Company guarantees 100% satisfaction by clients or their purchase is fully refundable. This would result in refunding the customer purchase upon return of purchased goods to the Company. If a refund is made because a customer never received the product, a claim is made to the carrier used to deliver the product. No reserves have been recorded on the books for liabilities relating to guarantees because the amounts due, if any, are immaterial, as the Company has had minimal refunds to date.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

10. Income Taxes

The items accounting for differences between accounting income and income for tax purposes calculated at the statutory rate of 34% is as follows:

Year Ended
	December 31,	December 31,
	2008	2007

Net loss	$(1,068,250)	$(1,253,607)

Permanent differences
Promotion	8,267	7,241
Stock-based compensation	22,426	23,054
	30,693	30,295
	(1,037,557)	(1,223,312)

Change in valuation allowance	1,037,557	1,223,312

Income tax expenses (refund)	$—	$—

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income taxes were as follows:

OnePak, Inc. Notes to Financial Statements Years Ended December 31, 2008 and 2007

	December 31, 2008	December 31, 2007

Future income tax assets
Net operating loss carry forward	$(868,755)	$(515,986)
Valuation allowance	868,755	515,986

	$—	$—

As of December 31, 2008, the Company has accumulated operating losses for US tax purposes of approximately $2,555,162 which may be used to reduce future taxable income.

In assessing the realizability of deferred tax assets, management considers whether the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income within the period permitted to carry losses forward.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making their assessment. The amount of the deferred tax asset that is considered realizable could change materially in the near term based on future taxable income generated during the loss carry forward period.

As a result, the realization of deferred tax assets is uncertain and the Company has provided for a valuation allowance for the deferred tax assets.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

On April 11, 2006, the Company converted to a C corporation from an S corporation. As an S corporation, all losses for tax purposes were allocated to shareholders who claimed the loss for tax purposes. As a C corporation, the Company will retain its losses for tax purposes and use them to reduce future income for tax purposes.

The Company has approximately $2,555,612 of non-capital losses that can be applied to reduce future taxable income and that expire as follows:

Loss For
Year of expiry	Tax Purposes

2026	$(294,293)
2027	(1,223,312)
2028	(1,037,557)

$(2,555,162)

11. Agreement with Citrine Holdings Limited

The Company entered into a letter of intent dated June 6, 2006 with Citrine Holdings Limited (“Citrine”), a reporting issuer in the province of British Columbia and having a common director. The letter of intent contemplated a simultaneous prospectus and plan of arrangement. Under the terms of the letter of intent, the shareholders of the Company were to exchange their shares on a one-for-one basis for 88% of the shares of a newly incorporated wholly owned subsidiary of Citrine and Citrine was to own the remaining 12% interest.

Rather than implement the letter of intent, the Company and Citrine agreed that the Company should go public through an initial public offering and become a reporting issuer in the province of Ontario. On July 26, 2007, the parties executed an amendment to the arrangement agreement that provided for the Company to issue common shares to Citrine so that Citrine owned 12% of the issued and outstanding shares of the Company on a fully diluted basis, and Citrine agreed to distribute these shares to its shareholders on a pro-rata basis as a dividend. The intent of the transaction was to increase the number of shareholders in the Company for the purpose of meeting minimum requirements for obtaining a future listing on a public exchange in Canada.

The Company distributed 3,163,892 common shares to Citrine shareholders pursuant to an amended arrangement agreement. These shares were recorded at their estimated fair market value of $0.02 per common share or $63,278. In addition, the Company paid Citrine a fee of $160,000 for its services during the year ended December 31, 2006.

When the Company became a reporting issuer in Ontario on August 17, 2007, the preferred shares were converted to common shares and accumulated dividends of $100,944 were paid by the issue of 201,888 common shares at a price of $0.50 per common share.

12. Concentrations of Credit Risks

A majority of the Company’s revenues are obtained from one customer and the same customer represents a significant portion of the accounts receivable. The Company is exposed to significant sales and accounts receivable concentration. Sales to this customer and other customers are not made pursuant to a long term agreement. Customers are under no obligation to continue to purchase from the Company.

For the year ended December 31, 2008, two customers accounted for 76% and 13%, respectively, of revenue.

As of December 31, 2008, one customer accounted for 95% of the outstanding accounts receivable.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

For the year ended December 31, 2007, three customers accounted for 78%, 11% and 11%, respectively, of revenue.

As of December 31, 2007, two customers accounted for 79% and 21%, respectively, of the outstanding accounts receivable.

The Company is engaged primarily in the sale of packaging products and manages related industry risk issues directly. The Company may be at risk for fluctuations in commodity prices.

The Company does not finance working capital or capital assets through interest bearing debt. Therefore, the Company does not have any interest rate risk or availability of interest bearing debt risk.

13. Supplementary Cash Flow Information

Cash paid for:

	2008	Years Ended December 31, 2007

Interest	$8,740	$242
Taxes	$1,556	$1,436

14. Subsequent Events

Subsequent to December 31, 2008, the following events occurred:

a.	The Company borrowed $100,000 on January 20, 2009, and $100,000 on April 19, 2009 from third parties with interest payable on maturity at the rate of 8% per year and principal due on July 20, 2009 and October 20, 2009. Subsequent to June 30, 2009, the lenders agreed to convert their loans payable and accrued interest to common share units consisting of one common share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share for 30 months from the date of issue and at $1.25 per common share for a further 30 months from the date of issue; and

b.	The Company renegotiated the maturity date of a loan payable of $100,000 from a third party from April 30, 2009 to June 30, 2009.

c.	On June 19, 2009, the Company commenced a private placement offering of 4,000,000 common share units at a price of $0.75 per unit in the US. Each unit consists of one common share and a warrant that entitles the holder to purchase one common share at a price of $0.75 per common share for 30 months from the date of issue and at $1.25 per common share for a further 30 months from the date of issue.

d.	On June 30, 2009, the Company received $45,000 in subscriptions for Class B preferred stock units.

OnePak, Inc.

Notes to Financial Statements—(Continued)

Years Ended December 31, 2008 and 2007

e.	On August 5, 2009, the Company amended the expiration date of the following warrants:

Issue Date	Number of Warrants	Exercise Price	Original Expiry Date	New Expiry Date

December 29, 2005	3,000,000	$0.75	November 21, 2009	December 28, 2010
November 8, 2007	136,666	$1.25	November 6, 2009	November 6, 2011
November 21, 2007	248,000	$1.25	November 21, 2009	November 21, 2011
December 12, 2007	687,337	$1.25	December 12, 2009	December 12, 2011
February 1, 2008	349,330	$1.25	February 1, 2010	February 1, 2012

f.	On August 10, 2009, the Company entered into a consulting agreement with Hampshire Capital Corporation to provide the advisory services of Philip Baker. The agreement is effective July 1, 2009, has a term of 41 months and provides for monthly payments of $5,000 per month commencing September 1, 2009 for three months and $15,000 per month commencing December 1, 2009.

g.	On August 14, 2009, the Company issued 175,000 stock options to an existing corporate director, 175,000 stock options to a newly appointed corporate director, and 25,000 stock options to an advisory board member with each stock option being exercisable at $0.75 per share and expiring on August 13, 2014.

h.	On September 17, 2009, the Company issued 500,000 common shares of the Company to the beneficiary of the former Chief Financial Officer of the Company, who passed away in December of 2007, in settlement of a death benefit payable under an employment/consulting contract.

i.	On September 22, 2009, the Company issued 360,803 common shares pursuant to the conversion of 333,333 Class B Preferred Shares (“Preferred Shares”) plus accrued interest. The Preferred Shares were issued in a private offering of Class B preferred share units that closed on or about July 31, 2008. As the common shares were issued upon conversion of outstanding Preferred Shares, no proceeds were raised by the Company in this transaction.